Exhibit 99.1

Provident Energy Announces Second Quarter 2007 Results

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

“Provident delivered strong operational and financial results for the quarter in the face of volatile commodity prices and a rising Canadian dollar,” said Provident President and Chief Executive Officer, Tom Buchanan. “Our balanced portfolio strategy has enabled us to deliver sustained financial performance and stable distributions to unitholders. In the meantime, we continue to execute on a focused growth program by adding quality, long-term assets to our portfolio. The acquisition of the Dixonville Montney “C” oil pool through our purchase of Capitol Energy is an excellent example of Provident successfully executing on that strategy.”

Highlights

▪	Completed the $468 million acquisition of Capitol Energy on June 19, 2007.

▪	Completed a $374 million equity offering related to the Capitol Energy acquisition.

▪	Executed successfully on U.S. growth strategy as Provident’s MLP subsidiary, BreitBurn Energy Partners, L.P., completed two significant acquisitions, totaling $214 million.

▪	Extended consolidated upstream reserve life index (RLI) to 13.6 years.

▪	Increased consolidated oil and gas production by 13 percent year-over-year to 34,900 boe per day.

▪	Continued strong financial results with total funds flow from operations of $106 million ($0.49 per unit).

▪	Declared distributions during the second quarter of 2007 of $80 million ($0.36 per unit), representing a sustained monthly distribution of $0.12 per unit for the last 44 months.

Corporate Results

Provident reported second quarter 2007 funds flow from operations of $105.7 million ($0.49 per unit) compared to $111.0 million ($0.58 per unit) generated in the second quarter of 2006. The 2007 year-to-date funds flow from operations is $202.8 million, up from $189.9 million in the first six months of 2006. The slightly lower second quarter 2007 funds flow from operations reflects lower realized crude oil prices and propane-plus prices, a higher Canadian dollar and higher general and administrative (G&A) expenses, which offset increased upstream production and higher Midstream sales volumes.

Distributions declared in the quarter totaled $80.2 million ($0.36 per unit) compared to $68.6 million ($0.36 per unit) in 2006. For the second quarter of 2007, Provident’s payout ratio of funds flow from operations was 79 percent compared to 62 percent in the same period a year earlier. Crude oil and natural gas production increased 13 percent to 34,900 barrels of oil equivalent per day (boed) from 30,800 boed in the second quarter of 2006. The production was weighted 46 percent natural gas, 48 percent light/medium oil and NGLs and six percent heavy oil. Midstream NGL sales volumes increased nine percent in the quarter to 110,000 barrels per day (bpd) compared to 100,000 bpd in the second quarter of 2006.

Provident Energy Trust 2007 Second Quarter Results
p 1

Provident recorded a net loss for the second quarter of 2007 of $41.0 million ($0.19 per unit). Several significant items impacted the net loss for the quarter, most notably a $125.2 million future income tax expense. Canada’s Budget Implementation Act, passed by the federal government in June 2007, contains legislative provisions to tax certain distributions made by publicly traded income trusts in Canada beginning in 2011 (the “SIFT tax”), requiring Provident to book a related future income tax expense of $104.7 million. This future income tax expense does not affect cash flow before 2011. The earnings were positively impacted by a non-cash dilution gain of $98.6 million and related future income tax expense of $40.2 million associated with Provident’s successful investment in BreitBurn Energy Partners, L.P. (BBEP), a U.S. Master Limited Partnership (MLP). Finally, net earnings are impacted every quarter by unrealized future gains or losses on Provident’s commodity price risk management program. In the second quarter of 2007, Provident recorded an unrealized loss in this program of $32.7 million.

Business Unit Results

Provident has three business units, Canada Oil and Gas Production (COGP), U.S. Oil and Gas Production (USOGP), and Midstream, together providing a portfolio of diversified investments across the upstream and midstream energy value chain in Canada and the United States.

Canada Oil and Gas Production

Provident’s Canada Oil and Gas Production (COGP) business unit produces and sells natural gas and oil from producing assets primarily in Alberta and southern Saskatchewan.

COGP saw production growth and improved asset quality with the addition of a seventh core operating area, Dixonville, as a result of the Capitol Energy acquisition. The acquisition, completed June 19, 2007, added proved plus probable (P+P) reserves of 30 million boe, increasing Provident’s Canadian P+P reserves base by 40 percent. The field will be developed using horizontal wells and will be exploited using waterflood technology. Provident expects production from Dixonville to grow through 2009.

COGP achieved strong second quarter operating results in spite of wet spring weather. Production for the second quarter of 2007 was 25,700 boed, up from 23,100 boed in the same period of 2006. Production was weighted 61 percent natural gas, 31 percent light/medium crude oil and NGLs, and eight percent heavy oil. The production increase after natural declines is due to the acquisition of assets in Northwest Alberta in the third quarter of 2006 and the drilling program across the operating areas. COGP second quarter 2007 exit production was 28,300 boed, reflecting the Dixonville acquisition.

Capital expenditures in COGP totaled $21.6 million for the second quarter of 2007, with a majority ($15.2 million) spent on drilling, recompletions and workovers. Provident drilled 9.8 net wells with 100 percent success. Northwest Alberta spent $4.6 million primarily on completions and tie-ins associated with its first winter drilling season, while Southern Saskatchewan and Southern Alberta continued completions and drilling focused on shallow gas development totaling $6 million.

Operating costs of $10.75 per barrel of oil equivalent (boe) for the second quarter were down ten percent on a per boe basis from $11.99 per boe in the first quarter of 2007, and down three percent from $11.05 per boe in the second quarter of 2006. The downward trend in operating costs reflects the acquisition of high quality producing assets, and higher production from internal development and optimization programs.

COGP generated funds flow from operations of $52.0 million in the second quarter of 2007, a decrease of six percent from the $55.5 million recorded in the comparable 2006 quarter. The second quarter of 2006 included a current and capital tax recovery of $4.0 million. The second quarter of 2007 saw higher production and slightly higher realized natural gas prices, offset by lower realized prices for crude oil and a realized hedging loss of $1.3 million.

U.S. Oil and Gas Production

Provident’s U.S. Oil and Gas Production (USOGP) business unit produces and sells primarily light sweet crude from basins in Southern California, Wyoming, Texas and Florida. Provident’s USOGP business unit consists of two operating entities. BreitBurn Energy Partners, L.P. (NASDAQ-BBEP) is a publicly-traded master limited partnership (MLP), of which Provident owns approximately 50 percent. Provident also has a 96 percent-owned, privately-held

Provident Energy Trust 2007 Second Quarter Results
p 2

subsidiary, BreitBurn Energy Company L.P. (BreitBurn Energy). Provident consolidates production, financial and reserve results from both entities in the USOGP business unit.

BBEP completed two acquisitions in Florida and California during the second quarter of 2007 for cash consideration of $214.1 million. The Florida oil properties are located along the Sunniland Trend and the California oil properties are located in the Los Angeles basin. The acquisitions were financed with the issue of seven million common units of BBEP. As a result of these acquisitions, Provident’s interest in BBEP dropped from approximately 66 percent to approximately 50 percent. The reduced interest has resulted in a non-cash dilution gain to Provident of $98.6 million representing the valuation gain between BBEP’s market value on the closing of the acquisitions and the original investment costs of the assets contributed to BBEP.

Total USOGP production for the second quarter of 2007 was 9,200 boed, up 20 percent from 7,700 boed in the same period of 2006. Production was weighted 96 percent light crude oil and four percent natural gas. BreitBurn Energy had 2,800 boed of production from West Pico, Orcutt, Sawtelle and East Coyote in the second quarter of 2007 and exit production of 2,700 boed. BBEP had production of 6,400 boed in the second quarter of 2007 and exit production of 8,500 boed, reflecting the two acquisitions.

USOGP capital expenditures for the quarter were $19.8 million. BreitBurn Energy spent 58 percent or $11.4 million. At Orcutt, two conventional horizontal wells and 14 diatomite thermal wells were drilled. Completion of the thermal wells, and steaming of the diatomite reservoir in the thermal project at Orcutt is anticipated to start late in the third quarter with production expected to be online as early as the fourth quarter of 2007.

BBEP spent $8.4 million in capital expenditure in the second quarter of 2007. Seven wells were drilled in Wyoming and six were completed, adding 330 boed of production.

Operating costs were $20.03 per boe for the second quarter of 2007, as compared to $17.65 per boe for the same period in 2006, an increase of 13 percent. This change reflects strong oil prices, keeping utilities and other costs and services in high demand. However, operating costs came down from their peak in the first quarter of 2007 of $22.87 per boe.

USOGP generated funds flow from operations in the second quarter of 2007 of $16.9 million, three percent above the $16.4 million in the comparable 2006 quarter. Increased production and a realized hedging gain of $0.7 million were offset by lower realized crude oil prices.

Midstream

Provident’s Midstream business unit participates in all elements of the natural gas liquids (NGL) value chain, including extraction of NGLs from natural gas, transportation, fractionation of NGL mix into products (ethane, propane, butane and condensate), storage of blended NGLs and NGL products, and distribution and marketing of NGL products. Provident is the second largest integrated NGL player in Canada, and is one of three Canadian companies with ownership in a west-to-east NGL system.

Midstream EBITDA (earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items) was $43.2 million, a decrease of seven percent from the second quarter of 2006. Funds flow from operations for Midstream was $36.8 million for the second quarter of 2007, six percent below the $39.1 million recorded in the comparable 2006 quarter. Second quarter 2007 recorded an eight percent increase in product sales and service revenue. Offsetting the revenue increase were lower propane-plus margins, a $2.8 million increase in G&A costs, and a realized loss on financial derivative instruments of $10.4 million. Midstream capital expenditures for the second quarter of 2007 totaled $5.7 million.

Provident has three distinct business lines within the Midstream business unit. In the second quarter of 2007, the Empress East business line generated approximately 53 percent of the gross operating margin, the Redwater West business line generated approximately 30 percent and the balance of 17 percent was generated by the Commercial Services business line.

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products primarily into markets in Central Canada and the Eastern United States. The margin in this business is influenced by the “frac spread ratio,” which is the ratio between crude oil prices and natural gas prices, and by the price of propane as a percentage of crude oil pricing. For the second quarter of 2007, the gross operating margin generated was $33.0 million as compared to $41.6 million in the second quarter of 2006. This decrease is primarily due to a 13 percent lower margin for propane plus volumes. To assist with managing volatility associated with the frac spread ratio, primarily in the Empress East business line, Provident has adopted a five year risk management program using financial and physical derivative instruments. Details of the risk management program are available in the MD&A.

Provident Energy Trust 2007 Second Quarter Results
p 3

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta. Because the feedstock for this business line is NGL mix rather than natural gas, the frac spread ratio does not have a significant impact on margin. Additional income also comes from a long-term NGL purchase agreement from non-proprietary production at the Younger plant. In the second quarter of 2007, the gross operating margin generated was $18.7 million up from $13.5 million in the same period in 2006. This increase results from a 23 percent increase in propane plus volumes partially offset by a one percent decrease in propane plus prices.

The Commercial Services business line generates income from stable fee-for-service contracts to provide fractionation, storage, loading, and marketing services to upstream producers. Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line. $11.0 million of gross margin was generated in the second quarter of 2007, up from $8.8 million in the second quarter of 2006. This improvement reflects the benefit of the June 2006 commissioning of the condensate rail off-loading terminal at Redwater.

During the second quarter of 2007, Midstream had sales volume of 110,000 barrels per day (bpd), compared with 100,000 bpd in the second quarter of 2006. The nine percent increase in sales volumes is primarily the result of increased propane plus sales in the Redwater West business line.

Business Outlook

In June, the Canadian federal government passed Bill C-52, introducing the SIFT tax on income trust distributions to begin in 2011. Provident has recorded a future income tax expense accordingly. However, the rules around SIFT tax administration remain unclear, so it is difficult to estimate the impact on Provident with precision.

Provident continues to be an active member of the various lobby groups involved in educating the government on the benefits of the energy trust sector and the potential unintended consequences of the SIFT tax. Unitholders are encouraged to contact the government to voice their concern and opposition. Provident has also focused its normal course strategic planning initiatives upon the impact of the SIFT tax. Provident’s three strong businesses, each with its own size, scale and competitive advantages, position the Trust to consider a variety of potential responses.

Provident continues to assess growth opportunities that can enhance Provident’s assets. The recent acquisition of crude oil assets at Dixonville, combined with last year’s Northwest Alberta acquisition have strengthened Provident’s consolidated upstream reserve life index (RLI) to 13.6 years and added to Provident’s internal development opportunities. COGP has delivered consistently strong operational performance over the first half of the year, and the business is well on track to meet or exceed the current production guidance of 24,500 to 26,400 boed for full-year 2007.

Provident’s ownership in BBEP has also added excellent value, as reflected by the $98.6 million dilution gain recognized on recent transactions. Since its creation in October 2006, BBEP has made three successful acquisitions that will add about 3,000 boed to its initial IPO production of 4,500 boed. These acquisitions were financed with equity, demonstrating BBEP’s access to capital. BBEP will continue to seek out long-life, stable, and mature producing assets for acquisition. Total USOGP anticipated production for the year remains within the guidance range of 9,500 to 10,000 boed.

The Midstream business continues to generate strong EBITDA and funds flow from all three of its business lines. With strategically located long-life facilities, storage capacity, multiple transportation choices and in-house marketing expertise, the Midstream business has flexibility and optionality. Midstream is currently operating in an excellent business environment featuring low natural gas prices and high NGL product prices. Assuming these circumstances continue and seasonal product demand follows typical patterns, Provident expects 2007 to be another excellent year, generating EBITDA comparable to that in 2006.

Provident Energy Trust 2007 Second Quarter Results
p 4

Consolidated Financial Highlights

Consolidated
($ 000s except per unit data)	Three months ended June 30,			Six months ended June 30,
	2007	2006	% Change	2007	2006	% Change
Revenue (net of royalties and financial
derivative instruments)	$504,468	$424,439	19	$1,092,143	$978,145	12
Funds flow from COGP operations (1)	$52,032	$55,490	(6)	$98,442	$95,439	3
Funds flow from USOGP operations (1) (3)	16,902	16,377	3	18,128	29,241	(38)
Funds flow from Midstream operations (1)	36,776	39,123	(6)	86,268	65,216	32
Total funds flow from operations (1)	$105,710	$110,990	(5)	$202,838	$189,896	7
Per weighted average unit – basic	$0.49	$0.58	(16)	$0.95	$1.00	(5)
Per weighted average unit – diluted (2)	$0.49	$0.58	(16)	$0.95	$1.00	(5)
Distributions to unitholders	$80,236	$68,572	17	$156,507	$136,922	14
Per unit	$0.36	$0.36	-	$0.72	$0.72	-
Percent of funds flow from operations paid	79%	62%	27	80%	72%	11
out as declared distributions (4)
Net (loss) income (5)	$(41,046)	$21,371	-	$9,260	$45,571	(80)
Per weighted average unit – basic	$(0.19)	$0.11	-	$0.04	$0.24	(83)
Per weighted average unit – diluted (2)	$(0.19)	$0.11	-	$0.04	$0.24	(83)
Capital expenditures	$47,123	$37,360	26	$99,440	$91,268	9
Capitol Energy acquisition	$467,850	$-		$467,850	$-
Oil and gas property acquisitions, net	$216,151	$(1,179)		$260,153	$216
Weighted average trust units outstanding (000s)
- Basic	216,845	190,236	14	214,301	189,687	13
- Diluted (2)	217,085	190,749	14	214,541	190,200	13

Consolidated
	As at	As at
	June 30,	December 31,
($000s)	2007	2006	% Change
Capitalization
Long-term debt	$1,154,252	$988,785	17
Unitholders’ equity	$1,761,218	$1,542,974	14
(1)	Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2)	Includes dilutive impact of unit options, exchangeable shares and convertible debentures.
(3)	Year-to-date 2007 funds flow from USOGP operations is net of $13.1 million (2006 - $3.9 million) of payments related to unit based compensation expensed in the 2006 fiscal year and paid in 2007.
(4)
Calculated as distributions to unitholders divided by funds flow from operations less distributions to non-controlling interests of $7.1 million year-to-date and $3.5 million for the quarter (2006 - $1.1 million and $0.7 million, respectively).

(5)
Net (loss) income for the three and six months ended June 30, 2007 includes a future income tax charge of $104.7 million relating to the enactment of Bill C-52, Budget Implementation Act 2007 by the Canadian government.

Provident Energy Trust 2007 Second Quarter Results
p 5

Operational Highlights

Consolidated	Three months ended June 30,			Six months ended June 30,
	2007	2006	% Change	2007	2006	% Change

Oil and Gas Production
Daily production
Light/medium crude oil (bpd)	15,557	13,923	12	14,816	14,247	4
Heavy oil (bpd)	1,918	2,011	(5)	1,794	2,245	(20)
Natural gas liquids (bpd)	1,344	1,475	(9)	1,394	1,502	(7)
Natural gas (mcfpd)	96,449	80,084	20	93,955	79,185	19
Oil equivalent (boed)(1)	34,893	30,756	13	33,663	31,192	8
Average realized price (before realized financial
derivative instruments)
Light/medium crude oil ($/bbl)	$59.44	$69.76	(15)	$58.37	$62.09	(6)
Heavy oil ($/bbl)	$42.32	$50.42	(16)	$38.79	$35.39	10
Corporate oil blend ($/bbl)	$57.47	$67.32	(15)	$56.20	$58.45	(4)
Natural gas liquids ($/bbl)	$52.56	$54.20	(3)	$50.66	$54.03	(6)
Natural gas ($/mcf)	$7.25	$6.10	19	$7.36	$7.04	5
Oil equivalent ($/boe)(1)	$50.70	$53.37	(5)	$50.30	$51.37	(2)
Field netback (before realized financial derivative
instruments) ($/boe)	$29.23	$31.51	(7)	$28.09	$29.95	(6)
Field netback (including realized financial derivative
instruments) ($/boe)	$29.02	$31.51	(8)	$28.41	$29.43	(3)
Midstream
Midstream NGL sales volumes (bpd)	109,713	100,284	9	117,331	115,426	2
EBITDA (000s)(2)	$43,181	$46,438	(7)	$106,122	$79,251	34

(1)	Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2)	EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items.

Provident Energy Trust 2007 Second Quarter Results
p 6

Management’s Discussion and Analysis

The following analysis dated August 9, 2007 provides a detailed explanation of Provident Energy Trust’s (“Provident’s”) operating results for the three and six months ended June 30, 2007 compared to the same time periods in 2006 and should be read in conjunction with the consolidated financial statements of Provident, found later in the interim report.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in three key business segments: Canadian crude oil and natural gas production (“COGP”), United States crude oil and natural gas production, (“USOGP”) and Midstream. Provident’s COGP business produces crude oil and natural gas from seven core areas in the western Canadian sedimentary basin. USOGP produces crude oil and natural gas in California, Wyoming, Texas, and Florida, U.S.A. The Midstream business unit operates in Canada and the U.S.A. and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the COGP business unit, the USOGP business unit and the Midstream business unit.  The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

Forward-looking Statements

Certain statements included in this analysis constitute forward-looking statements under applicable securities legislation. These statements relate to future events or Provident’s future performance. All statements other than statements of historical fact are forward-looking statements.  In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Forward-looking statements or information in this analysis include, but are not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net funds flow from operations from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business. These statements are only predictions. Actual events or results may differ materially.  In addition, this analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.  In addition to other assumptions identified in this analysis, assumptions in respect of forward-looking statements have been made regarding, among other things:

•	Provident’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	Provident’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	sustainability and growth of production and reserves through prudent management and acquisitions;
•	the emergence of accretive growth opportunities;
•	the ability to achieve a consistent level of monthly cash distributions;
•	the impact of Canadian governmental regulation on Provident, including the effect of new legislation taxing trust income;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil and natural gas prices and the impact of such changes on funds flow from operations after hedging;
•	the level of capital expenditures devoted to development activity rather than exploration;

Provident Energy Trust 2007 Second Quarter Results
p 7

•	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
•	the use of development activity and acquisitions to replace and add to reserves;
•	the quantity of oil and natural gas reserves and oil and natural gas production levels;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's NGL services, processing and marketing business;
•	the growth opportunities associated with the NGL services, processing and marketing business; and
•	the nature of contractual arrangements with third parties in respect of Provident's NGL services, processing and marketing business.

Although Provident believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Provident can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither the Trust, Provident nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Some of the risks and other factors, some of which are beyond Provident's control, which could cause results to differ materially from those expressed in the forward-looking statements contained in this analysis include, but are not limited to:

•	general economic conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	uncertainties associated with estimating reserves;
•	royalties payable in respect of oil and gas production;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts, including the effect of new legislation taxing trust income;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves, undeveloped lands and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership; and
•	third party performance of obligations under contractual arrangements.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.  Readers are cautioned that the foregoing list of factors is not exhaustive.  The forward-looking statements contained in this analysis are expressly qualified by this cautionary statement. Subject to Provident’s obligations under applicable securities laws, Provident is not under any duty to update any of the forward-looking statements after the date of this analysis to conform such statements to actual results or to changes in Provident’s expectations.

Provident Energy Trust 2007 Second Quarter Results
p 8

Second quarter and six months ended June 30, 2007 highlights

The second quarter highlights section provides commentary for the second quarter and for the six months ended June 30, 2007 results compared to the corresponding periods in 2006.

Consolidated funds flow from operations and cash distributions

Consolidated	Three months ended June 30,			Six months ended June 30,
($ 000s, except per unit data)	2007	2006	% Change	2007	2006	% Change

Revenue, Funds Flow from Operations and
Distributions
Revenue (net of royalties and financial derivative
instruments)	$504,468	$424,439	19	$1,092,143	$978,145	12
Funds flow from operations	$105,710	$110,990	(5)	$202,838	$189,896	7
Per weighted average unit - basic	$0.49	$0.58	(16)	$0.95	$1.00	(5)
Per weighted average unit - diluted (1)	$0.49	$0.58	(16)	$0.95	$1.00	(5)
Declared distributions	$80,236	$68,572	17	$156,507	$136,922	14
Per Unit	0.36	0.36	-	0.72	0.72	-
Percent of funds flow from operations distributed (2)	79%	62%	27	80%	72%	11
(1)	Includes dilutive impact of unit options, exchangeable shares and convertible debentures.
(2)
Calculated as declared distributions to unitholders divided by funds flow from operations less distributions to non-controlling interests of $7.1 million year-to-date and $3.5 million for the quarter (2006 - $1.1 million and $0.7 million, respectively).

Management uses funds flow from operations to analyze operating performance.  Funds flow from operations represents cash flow from operations before changes in working capital and site restoration expenditures. Provident also reviews funds flow from operations in setting monthly distributions and takes into account cash required for debt repayment and/or capital programs in establishing the amount to be distributed.

Funds flow from operations as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore it may not be comparable with the calculations of similar measures for other entities. Funds flow from operations as presented is not intended to represent operating cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operations from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow from operations throughout this report are based on cash flow from operations before changes in non-cash working capital and site restoration expenditures.

Second quarter 2007 funds flow from operations was $105.7 million, five percent below the $111.0 million recorded in the second quarter of 2006. For the six month period ended June 30, 2007 funds flow from operations was $202.8 million, seven percent above the $189.9 million in the same period of 2006. COGP provided 49 percent of second quarter 2007 funds flow from operations, Midstream added 35 percent and USOGP generated the remaining 16 percent.

COGP 2007 second quarter funds flow from operations was $52.0 million, a six percent decrease from the $55.5 million recorded in the comparable 2006 quarter. The second quarter of 2006 included a current and capital tax recovery of $4.0 million, resulting from a re-filing of prior year returns to increase discretionary deductions combined with the elimination of large corporation tax. Excluding the tax impact, second quarter 2007 cash flow increased $1.2 million over the second quarter of 2006.  This increase was a result of higher crude oil and natural gas production due to acquisitions and the internal development program, increased realized natural gas prices and lower operating costs per boe, partially offset by the decrease in $US WTI crude oil price, stronger Canadian dollar, wider heavy oil differentials and higher general and administrative expenses. For the six month period ended June 30, 2007 COGP funds flow from operations was $98.4 million, a three percent improvement above the $95.4 million recorded in the comparable 2006 period.

The Midstream business unit added $36.8 million to second quarter 2007 funds flow from operations, six percent below the $39.1 million recorded in the comparable 2006 quarter. Second quarter 2007 had increased sales volumes offset by lower propane plus prices and higher general and administrative expenses. For the six months ended June 30, 2007,

Provident Energy Trust 2007 Second Quarter Results
p 9

Midstream contributed $86.3 million to funds flow from operations, a 32 percent increase over the $65.2 million in the comparable 2006 period. The increase in funds flow from operations was largely driven by the higher propane plus prices which resulted in improved product margins in the first six months of 2007 compared to the same period in 2006. The 2007 six month period also reflects an increase in Commercial Services margin mainly due to the June 2006 commissioning of the condensate rail off-loading terminal.

Funds flow from operations from USOGP operations in the second quarter of 2007 was $16.9 million, three percent above the $16.4 million in the comparable 2006 quarter.  The increase is primarily due to two oil and gas property acquisitions in the second quarter 2007. USOGP funds flow from operations for the six months ended June 30, 2007 was $18.1 million, 38 percent below the $29.3 million in the comparable 2006 period. The decrease in funds flow from operations was primarily due to $13.1 million (2006 – $3.9 million) in payments related to unit based compensation for the 2006 fiscal year.  The expenses were recorded as non-cash unit based compensation in 2006 and recorded as a decrease to funds flow from operations when paid in 2007.

Declared distributions in the second quarter of 2007 totaled $80.2 million compared to $68.6 million of declared distributions in 2006. This represented 79 percent and 62 percent of funds flow from operations, respectively, after distributions to non-controlling interests of $3.5 million (2006 - $0.7 million). On a segmented basis, the Midstream business, due to its low sustaining capital requirements, effectively contributed 100 percent of its funds flow from operations for distribution in the three months ended June 30, 2007.  The remaining distributions were effectively contributed by the oil and natural gas production businesses representing 66 percent of its funds flow from operations in the second quarter of 2007.

Taxation of trust income

In the second quarter of 2007, future income tax expense includes $104.7 million relating to the enactment of Bill C-52, Budget Implementation Act 2007 by the Canadian government. This bill contains legislation to tax publicly traded trusts including Provident.  As a result of this legislation, the Trust is now required to record the future tax effect of the temporary differences on its flow through entities that are expected to reverse subsequent to 2010.  The Trust has recorded the future income tax provision relating to this legislation as a rate change resulting in incremental future income tax expense of $104.7 million in the second quarter of 2007.

Until June 2007 the Trust had been reflecting the impact of certain taxable temporary differences in flow through entities at a nil tax rate on the assumption that the Trust would make sufficient tax deductible cash distributions to unitholders such that the Trust’s taxable income would be nil for the foreseeable future. The new legislation limits the tax deductibility of cash distributions such that income taxes may become payable in the future.

The Trust has estimated its future income taxes based on estimates of results of operations and tax pool claims and cash distributions in the future assuming no material change to the Trust’s current organizational structure.  The Trust’s estimate of future income taxes does not incorporate any assumptions related to a change in organizational structure until such structures are given legal effect.

The Trust’s estimate of its future income taxes will vary as do the Trust’s assumptions pertaining to the factors described above, and such variations may be material.

The new legislation will not affect the Trust’s cash flows from operations and accordingly the Trust’s financial condition until 2011, based on our planned compliance with the legislated growth guidelines.

The Trust has $1.3 billion in tax pools available to claim against taxable income.  Provident plans to manage discretionary tax pool claims to defer payment of current taxes as long as possible. Provident has made estimates of future current taxability based on a number of assumptions including:  future product prices; future production and sales; future operating and product costs; future general and administrative costs; future capital expenditures; and general business conditions. Using these assumptions about future events which may or may not occur, Provident estimates that:

•	current taxes on oil and gas operations would occur after 2016; and
•	current taxes for midstream operations would occur in 2011.

Provident Energy Trust 2007 Second Quarter Results
p 10

Net (loss) income

Consolidated	Three months ended June 30,			Six months ended June 30,
($ 000s, except per unit data)	2007	2006	% Change	2007	2006	% Change

Net (loss) income	$(41,046)	$21,371	-	$9,260	$45,571	(80)
Per weighted average unit
– basic(1)	$(0.19)	$0.11	-	$0.04	$0.24	(83)
Per weighted average unit
– diluted(2)	$(0.19)	$0.11	-	$0.04	$0.24	(83)
(1)	Based on weighted average number of trust units outstanding.
(2)	Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan, exchangeable shares and convertible debentures.

Net loss for the second quarter of 2007 was $41.0 million compared to $21.4 million of net income in the comparable 2006 quarter.  Decreased earnings are attributable to future income tax expense of $125.2 million compared to a recovery of $41.1 million in the second quarter of 2006, primarily resulting from the recording of future income tax associated with the Canadian government’s enactment of Bill C-52, Budget Implementation Act 2007, which contains legislation to tax publicly traded trusts, including Provident, commencing in 2011. The net expense associated with this legislation was $104.7 million. A reduction of future tax liabilities and a corresponding reduction of future income tax expense of $29.8 million was recorded on COGP assets, recognizing COGP tax pools in the Trust with no corresponding book values. A future tax liability and corresponding future income tax liability of $134.5 million was recorded on midstream assets, recognizing book values of midstream assets held in flow through subsidiaries for which there were no corresponding tax pools. Partially offsetting this impact on earnings was the recognition, in the second quarter of 2007, of a $98.6 million dilution gain reflecting the issue of units by USOGP’s public MLP, resulting in Provident’s interest in the MLP decreasing from approximately 66 percent to approximately 50 percent (see note 6 to interim consolidated financial statements).

The COGP business segment’s net income was $50.4 million, an increase of $15.3 million compared to the 2006 second quarter net income of $35.1 million. The increase was mainly due to unrealized gains on financial derivative instruments compared to unrealized losses in the second quarter of 2006, increased operating earnings and a higher future income tax recovery, partially offset by increased depletion, depreciation, and accretion due to the acquisition of the Rainbow assets on August 31, 2006.

The Midstream segment’s net loss was $137.0 million in the second quarter of 2007 as compared to a $4.6 million net loss in the second quarter of 2006. The increased loss was primarily attributable to increased future income tax expense resulting from the Canadian government’s enactment of legislation impacting publicly traded trusts.  The Midstream business unit had earnings before interest, taxes, depletion and accretion and other non-cash items (EBITDA) of $43.2 million in the second quarter of 2007 as compared to $46.4 million in the second quarter of 2006. Second quarter 2007 had higher volumes offset by lower propane plus prices and higher G&A. The significant improvement in year-to-date EBITDA, from $79.3 million in 2006 to $106.1 million in 2007 is due to Midstream’s Redwater West business line which experienced a 15 percent increase in propane plus volumes and a three percent increase in prices in 2007 over 2006.

In the second quarter of 2007, USOGP’s net income was $45.6 million as compared to 2006 second quarter net loss of $9.1 million, reflecting the $98.6 million dilution gain net of the related future income tax expense.

Provident Energy Trust 2007 Second Quarter Results
p 11

Reconciliation of non-GAAP measures

The Trust calculates earnings before interest, taxes, depletion and accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure. A reconciliation between EBITDA and income (loss) before taxes and non-controlling interests follows:

EBITDA Reconciliation	Three months ended June 30,			Six months ended June 30,
($ 000s)	2007	2006	% Change	2007	2006	% Change
EBITDA	$118,964	$124,136	(4)	$236,641	$221,262	7
Adjusted for:
Dilution gain	98,592	-	-	98,592	-	-
Interest and non-cash expenses excluding
unrealized loss on financial derivative
instruments and dilution gain	(104,479)	(76,312)	37	(191,222)	(141,713)	35
Unrealized loss on financial derivative
instruments	(32,698)	(68,929)	(53)	(24,072)	(103,758)	(77)
Income (loss) before taxes and non-controlling
interests	$80,379	(21,105)	-	$119,939	(24,209)	-

Reconciliation of funds flow from operations to
distributions	Three months ended June 30,			Six months ended June 30,
	2007	2006	% Change	2007	2006	% Change
Cash provided by operating activities	$85,899	$13,610	531	$236,470	$181,532	30
Change in non-cash operating working capital	19,287	96,372	(80)	(35,382)	6,213	-
Site restoration expenditures	524	1,008	(48)	1,750	2,151	(19)
Funds flow from operations	105,710	110,990	(5)	202,838	189,896	7
Distributions to non-controlling interests	(3,552)	(754)	371	(7,139)	(1,110)	543
Cash retained for financing and investing
activities	(21,922)	(41,664)	(47)	(39,192)	(51,864)	(24)
Distributions to unitholders	80,236	68,572	17	156,507	136,922	14
Accumulated cash distributions, beginning
of period	1,003,096	711,710	41	926,825	643,360	44
Accumulated cash distributions, end of period	$1,083,332	$780,282	39	$1,083,332	$780,282	39
Cash distributions per unit	$0.36	$0.36	-	$0.72	$0.72	-

Taxes

Consolidated	Three months ended June 30,			Six months ended June 30,
($ 000s)	2007	2006	% Change	2007	2006	% Change
Capital tax expense (recovery)	$630	$(683)	-	$888	$603	47
Current and withholding tax (recovery) expense	(2,247)	881	-	3,130	5,724	(45)
Future income tax expense (recovery)	125,196	(41,137)	-	112,311	(74,975)	-
	$123,579	$(40,939)	-	$116,329	$(68,648)	-

For the six months ended June 30, 2007, the total income tax expense was $116.3 million. Based on year-to-date income before taxes and non-controlling interests of $119.9 million, the expected income tax expense was $39.0 million. The main reason for the larger than expected income tax expense is $104.7 million of future taxes recorded as a result of the enactment of legislation to tax publicly traded trusts in 2011 (see “Taxation of trust income”). The offsetting difference between the expected expense and the total tax expense is primarily a result of deductions allowed when computing taxable income of the Trust for distributions made to unitholders. The Trust is a taxable entity under Canadian income tax law and is currently taxable only on income that is not distributed or distributable to the unitholders until 2011, when the new tax on distributions is in effect. If the Trust distributes all of its taxable income to the unitholders, no current provision for taxes is required by the Trust until 2011. Since inception, the Trust has distributed all of its taxable income to the unitholders. Additionally, interest and royalties are charged by the Trust to its subsidiaries, which are deductible in the computation of taxable income at the incorporated subsidiary level reducing tax pool claims in certain subsidiaries and potentially creating tax loss carry-forwards that result in future income tax recoveries.

Provident Energy Trust 2007 Second Quarter Results
p 12

Capital taxes in the second quarter totaled $0.6 million, an increase from the $0.7 million recovery recorded in the second quarter of 2006, and $0.9 million year-to-date, compared to $0.6 million year-to-date for 2006. The increase is due to greater production subject to the Saskatchewan resource surcharge.

The current and withholding taxes total a recovery of $2.2 million in the second quarter of 2007, a decrease of $3.1 million compared to the second quarter 2006. The majority of these taxes arise from Provident’s U.S. based operations and 2007 withholding taxes reflect additional distributions in the second quarter of 2007. The second quarter recovery reflects lower taxable income compared to the first quarter of 2007. For the six months ended June 30, 2007, current and withholding taxes total $3.1 million, compared with $5.7 million in 2006. The reduction in current U.S. taxes was due to the timing and nature of capital expenditures and accounts for the decrease.

The 2007 second quarter future income tax expense of $125.2 million compares to a recovery of $41.1 million in the second quarter of 2006.  The expense is primarily a result of the new legislation relating to public trusts which was enacted during the second quarter (see note 9 to interim consolidated financial statements).

Provident’s tax pools available to shelter future income as at June 30, 2007 are estimated as follows:

As at June 30, 2007
($000s)	COGP	USOGP(1)	Midstream	Total
Intangibles	$515,000	$65,000	$-	$580,000
Tangibles	280,000	65,000	285,000	630,000
Non-capital losses	65,000	-	40,000	105,000
	$860,000	$130,000	$325,000	$1,315,000
(1) Non-Canadian tax pools

Provident also has capital losses of approximately $435 million which are available to reduce the tax effect of future capital gains.

Interest expense

Consolidated	Three months ended June 30,			Six months ended June 30,
($ 000s, except as noted)	2007	2006	% Change	2007	2006	% Change

Interest on bank debt	$9,286	$7,532	23	$18,621	$14,170	31
Weighted-average interest rate on bank debt	5.6%	5.3%	6	5.4%	5.1%	6
Interest on 8.75% convertible debentures	556	682	(18)	1,139	1,390	(18)
Interest on 8.0% convertible debentures	502	675	(26)	969	1,325	(27)
Interest on 6.5% convertible debentures	1,609	1,609	-	3,218	3,218	-
Interest on 6.5% convertible debentures	2,436	2,402	1	4,874	4,840	1
Total cash interest	$14,389	$12,900	12	$28,821	$24,943	16

Weighted average interest rate on all long-term debt	5.9%	5.9%	-	5.8%	5.7%	2
Debenture accretion and other non-cash interest
expense	1,788	685	161	3,630	1,374	164
Total interest expense	$16,177	$13,585	19	$32,451	$26,317	23

Interest on bank debt increased in 2007 compared to 2006 due to increased capitalization including debt levels, largely resulting from the Rainbow asset acquisition in the third quarter of 2006.

Provident Energy Trust 2007 Second Quarter Results
p 13

Commodity price risk management program

The Trust continues to execute a commodity price risk management program that is designed to limit the Trust’s exposure to downturns in commodity prices and to protect monthly cash distributions and support the Trust’s capital program.  Our risk management strategy generally uses structures that provide a floor price while allowing upside participation in a rising commodity price market.

In accordance with the Trust’s credit policy, the Trust mitigates associated credit risk by limiting financial derivative transactions to counterparties within approved credit limits.

In the Midstream business, production margins are affected by the spread between the purchase cost of natural gas and sales price of propane, butane and condensate.  Financial market liquidity may not provide sufficient or adequate opportunity to directly hedge propane, butane and condensate prices over the longer term. Prices for propane, butane and condensate historically have correlated with prices for crude oil. As a consequence, Provident has entered into natural gas and crude oil financial derivative contracts through 2012 in order to protect operating margins in the Midstream business. Short term financial derivative instruments directly fixing propane and butane prices have also been executed.

Provident Energy Trust 2007 Second Quarter Results
p 14

Activity in the Second Quarter

A summary of Provident’s risk management contracts executed during the second quarter of 2007 is contained in the following tables:

COGP
Volume
Year	Product	(Buy)/	Sell	Terms	Effective Period
2007	Crude Oil	150	Bpd	Participating Swap US $60.00 per bbl (82.6% above the floor price)	July 1 - December 31
		85	Bpd	Participating Swap US $65.00 per bbl (55.25% above the floor price)	July 1 - December 31
		250	Bpd	Participating Swap US $65.00 per bbl (max to 75% above the floor price)	July 1 - December 31
		1,300	Bpd	Costless Collar Cdn $60.77 floor, Cdn $71.95 ceiling	July 1 - December 31
		200	Bpd	Costless Collar Cdn $63.00 floor, Cdn $72.25 ceiling	July 1 - December 31
		400	Bpd	Participating Swap US $65.00 per bbl (max to 82% above the floor price)	July 1 - December 31

2008		450	Bpd	Participating Swap US $62.50 per bbl (max to 52.5% above the floor price)	January 1 - June 30
		450	Bpd	Participating Swap US $62.50 per bbl (67.8% above the floor price)	January 1 - June 30
		850	Bpd	Participating Swap US $65.00 per bbl (57.5% above the floor price)	January 1 - June 30
		850	Bpd	Participating Swap US $62.50 per bbl (max to 69.9% above the floor price)	January 1 - June 30
		300	Bpd	Participating Swap US $62.50 per bbl (max to 51% above the floor price)	July 1 - December 31
		625	Bpd	Participating Swap US $65.00 per bbl (54.25% above the floor price)	July 1 - December 31
		925	Bpd	Participating Swap US $62.50 per bbl (66% above the floor price)	July 1 - December 31
		250	Bpd	Participating Swap US $65.00 per bbl (55% above the floor price)	January 1 - December 31

2009		400	Bpd	Participating Swap US $62.50 per bbl (63.75% above the floor price)	January 1 - December 31
		400	Bpd	Participating Swap US $62.50 per bbl (max to 50% above the floor price)	January 1 - June 30
		1,500	Bpd	Participating Swap US $62.50 per bbl (62.6% above the floor price)	January 1 - June 30
		775	Bpd	Participating Swap US $62.50 per bbl (60.4% above the floor price)	July 1 - December 31

2007	Natural Gas	2,000	Gjpd	Costless Collar Cdn $6.50 floor, Cdn $8.75 ceiling	July 1 - October 31
		2,000	Gjpd	Costless Collar Cdn $6.50 floor, Cdn $10.40 ceiling	November 1 - December 31
		4,000	Gjpd	Participating Swap Cdn $7.00 per gj (52.8% above the floor price)	July 1 - October 31
		2,000	Gjpd	Participating Swap Cdn $7.00 per gj (max to 70% above the floor price)	July 1 - October 31
		900	Gjpd	Participating Swap Cdn $7.25 per gj (24.5% above the floor price)	July 1 - October 31
		2,000	Gjpd	Participating Swap Cdn $7.50 per gj (max to 25% above the floor price)	November 1 - December 31
		900	Gjpd	Participating Swap Cdn $7.60 per gj (41% above the floor price)	November 1 - December 31

2008		4,000	Gjpd	Participating Swap Cdn $7.00 per gj (52.8% above the floor price)	January - March 31
		2,000	Gjpd	Participating Swap Cdn $7.00 per gj (max to 70% above the floor price)	January - March 31
		2,000	Gjpd	Participating Swap Cdn $8.00 per gj (max to 75.5% above the floor price)	January - March 31
		2,000	Gjpd	Participating Swap Cdn $7.00 per gj (48.6% above the floor price)	April 1 - October 31
		300	Gjpd	Participating Swap Cdn $7.60 per gj (53.5% above the floor price)	January 1 - June 30
		2,000	Gjpd	Participating Swap Cdn $7.50 per gj (max to 25% above the floor price)	January 1 - October 31
		900	Gjpd	Participating Swap Cdn $7.60 per gj (41% above the floor price)	January 1 - October 31
		1,000	Gjpd	Participating Swap Cdn $7.50 per gj (max to 23.5% above the floor price)	April 1 - December 31
		400	Gjpd	Participating Swap Cdn $7.75 per gj (23% above the floor price)	November 1 - December 31

2009		400	Gjpd	Participating Swap Cdn $7.75 per gj (23% above the floor price)	January 1 - December 31
		1,000	Gjpd	Participating Swap Cdn $7.50 per gj (max to 23.5% above the floor price)	January 1 - March 31

Provident Energy Trust 2007 Second Quarter Results
p 15

USOGP
Volume
Year	Product	(Buy)/	Sell		Effective Period
2007	Crude Oil	338	Bpd	US $67.46 per bbl	July 1 - December 31
		338	Bpd	Participating Swap US $60.00 per bbl (85.5% above the floor price)	July 1 - December 31

2008		250	Bpd	Participating Swap US $65.00 per bbl (52% above the floor price)	January 1 - December 31
		325	Bpd	US $70.37 per bbl	January 1 - December 31
		425	Bpd	Participating Swap US $60.00 per bbl (max to 76% above the floor price)	January 1 - December 31
		250	Bpd	US $71.24 per bbl	July 1 - September 30
		250	Bpd	US $70.66 per bbl	July 1 - December 31
		750	Bpd	US $70.49 per bbl	October 1 - December 31

2009		500	Bpd	US $70.92 per bbl	January 1 - March 31
		460	Bpd	US $69.95 per bbl	January 1 - December 31
		410	Bpd	Participating Swap US $60.00 per bbl (max to 67.99% above the floor price)	January 1 - December 31
		210	Bpd	Costless Collar US $60.00 floor, US $79.50 ceiling	January 1 - December 31
		250	Bpd	US $70.00 per bbl	December 1 - December 31

2010		500	Bpd	US $69.75 per bbl	January 1 - December 31
		933	Bpd	Participating Swap US $60.00 per bbl (max to 59.01% above the floor price)	January 1 - December 31
		183	Bpd	Costless Collar US $60.00 floor, US $79.25 ceiling	January 1 - December 31
		183	Bpd	US $69.59 per bbl	January 1 - December 31

2011		1,377	Bpd	Participating Swap US $60.00 per bbl (max to 53.11% above the floor price)	January 1 - December 31
		177	Bpd	Costless Collar US $60.00 floor, US $77.60 ceiling	January 1 - December 31
		177	Bpd	US $69.15 per bbl	January 1 - December 31

Midstream

		Volume
Year	Product	(Buy)/	Sell	Terms	Effective Period
2007	Crude Oil	2,258	Bpd	US $66.83 per bbl (8)	July 1 - July 31
		(9,697)	Bpd	US $67.36 per bbl (4)	July 1 - September 30
		250	Bpd	Cdn $74.80 per bbl	July 1 - December 31
	Natural Gas	(1,481)	Gjpd	Cdn $6.72 per gj	July 1 - December 31
	Propane	9,750	Bpd	US $1.1237 per gallon (4) (5)	July 1 - September 30
		1,844	Bpd	US $1.1433 per gallon (8)	July 1 - September 30
		1,141	Bpd	US $1.175 per gallon (8)	October 1 - December 31
	Normal Butane	1,430	Bpd	US $1.2608 per gallon (4) (6)	July 1 - September 30
		245	Bpd	US $1.3525 per gallon (4) (6)	July 1 - September 30
	ISO Butane	1,670	Bpd	US $1.3386 per gallon (4) (7)	July 1 - September 30

2009	Crude Oil	750	Bpd	Cdn $78.75 per bbl	January 1 - March 31
		500	Bpd	Cdn $77.25 per bbl	January 1 - June 30
	Natural Gas	(4,291)	Gjpd	Cdn $8.89 per gj	January 1 - March 31
		(2,810)	Gjpd	Cdn $8.31 per gj	January 1 - June 30

2010	Crude Oil	1,500	Bpd	Cdn $76.98 per bbl	January 1 - March 31
	Natural Gas	(8,506)	Gjpd	Cdn $8.76 per gj	January 1 - March 31

2011	Crude Oil	250	Bpd	Cdn $74.10 per bbl	October 1 - December 31
	Natural Gas	(1,404)	Gjpd	Cdn $8.07 per gj	October 1 - December 31

2012	Crude Oil	500	Bpd	Cdn $73.75 per bbl	January 1 - March 31
		3,000	Bpd	Cdn $72.47 per bbl	January 1 - June 30
	Natural Gas	(2,885)	Gjpd	Cdn $8.21 per gj	January 1 - March 31
		(16,860)	Gjpd	Cdn $7.53 per gj	January 1 - June 30

(1)	The above table represents a number of transactions entered into over an extended period of time.
(2)	Natural Gas contracts are settled against AECO monthly index.
(3)	Crude Oil contracts are settled against NYMEX WTI calendar average
(4)	Conversion of Crude Oil BTU hedges to Propane
(5)	Propane contracts are settled against Belvieu C3 TET.
(6)	Normal Butane contracts are settled against Belvieu NC4 NON-TET.
(7)	ISO Butane contracts are settled against Belvieu IC4 NON-TET.
(8)	Midstream inventory hedges.

Provident Energy Trust 2007 Second Quarter Results
p 16

A summary of Provident’s contracts in place at June 30, 2007 is available on Provident’s website at www.providentenergy.com.

Settlement of commodity contracts

The following is a summary of the net funds flow from operations to settle commodity contracts during the second quarter of 2007. For comparative purposes the 2006 amounts are also summarized.

a)	Crude oil

For the quarter ended June 30, 2007, Provident paid $0.1 million to settle various oil market based contracts on an aggregate volume of 0.8 million barrels. During the quarter ended June 30, 2006, Provident paid $2.3 million to settle various oil market based contracts on an aggregate volume of 0.4 million barrels.

For the six months ended June 30, 2007, Provident received $3.4 million to settle various oil market based contracts on an aggregate volume of 1.3 million barrels. During the six months ended June 30, 2006, Provident paid $4.1 million to settle various oil market based contracts on an aggregate volume of 0.8 million barrels.

It is estimated that if contracts in place had been settled at June 30, 2007 an opportunity cost of $21.2 million (June 30, 2006 - $31.2 million) would have been incurred.

b)	Natural Gas

For the quarter ended June 30, 2007, Provident paid $0.5 million to settle various natural gas market based contracts on an aggregate volume of 5.1 million gj’s. For comparison, during the quarter ended June 30, 2006, Provident received $2.2 million to settle various natural gas market based contracts on an aggregate of 1.7 million gj’s.

For the six months ended June 30, 2007, Provident paid $1.4 million to settle various natural gas market based contracts on an aggregate volume of 8.9 million gj’s. For comparison, during the six months ended June 30, 2006, Provident received $1.1 million to settle various natural gas market based contracts on an aggregate of 3.3 million gj’s.

It is estimated that if contracts in place had been settled at June 30, 2007 an opportunity gain of $10.2 million (June 30, 2006 – $2.9 million) would have been incurred.

c)	Midstream

For the quarter ended June 30, 2007 Provident received $9.2 million (2006 – paid $1.7 million) to settle Midstream oil market based contracts on an aggregate volume of 0.2 million barrels (2006 – 0.5 million barrels) and paid $7.9 million (2006 - paid $9.3 million) to settle Midstream natural gas market based contracts on an aggregate volume of 6.6 million gj’s (2006 – 4.5 million gj’s). In addition, for the second quarter of 2007, Provident paid $11.7 million (2006 – paid $0.3 million) to settle Midstream NGL market based contracts on an aggregate volume of 1.5 million barrels (2006 – 0.1 million barrels).

For the six months ended June 30, 2007 Provident received $12.5 million (2006 – paid $1.7 million) to settle Midstream oil market based contracts on an aggregate volume of 0.5 million barrels (2006 – 0.5 million barrels) and paid $12.4 million (2006 - $8.6 million) to settle Midstream natural gas market based contracts on an aggregate volume of 11.9 million gj’s (2006 – 4.9 million gj’s). In addition, Provident paid $12.6 million (2006 – received $0.5 million) to settle Midstream NGL market based contracts on an aggregate volume of 3.1 million barrels (2006 – 0.4 million barrels).

It is estimated that if contracts in place had been settled at June 30, 2007 an opportunity cost of $69.0 million (June 30, 2006 – $89.0 million) would have been incurred. These unrealized “mark-to-market” opportunity costs relate to positions with effective periods ranging from 2007 through 2012 and are required to be recognized in the financial statements under generally accepted accounting principles. These unrealized opportunity costs relate to financial derivative instruments which were entered into in order to manage commodity prices and protect future Midstream product margins. Fluctuations in the market value of these instruments have no impact on funds flow from operations until the instrument is settled.

Provident Energy Trust 2007 Second Quarter Results
p 17

d)	Foreign exchange contracts

As at June 30, 2007 the estimated value of contracts in place settled at June 30 foreign exchange rates was $1.0 million (June 30, 2006 - nil). The foreign exchange gains have been included in note 10 as a component of foreign exchange gain and other and allocated to their respective business segments.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed. In the second quarter of 2007, the Capitol Energy acquisition resulted in additional goodwill of $86.7 million. In 2005, the Midstream NGL Acquisition resulted in goodwill of $100.4 million. Goodwill of $330.9 million arose from COGP acquisitions in 2002 and 2004.

Liquidity and capital resources

Consolidated
($ 000s)	June 30, 2007	December 31, 2006	% Change

Long-term debt - revolving term credit facility	$875,803	$702,993	25
Long-term debt - convertible debentures	278,449	285,792	(3)
Total debt	1,154,252	988,785	17

Equity (at book value)	1,761,218	1,542,974	14
Total capitalization at book value	$2,915,470	$2,531,759	15

Total debt as a percentage of total book value capitalization	40%	39%	3

Provident operates two business units with similar but not identical monthly cash settlement cycles. Midstream revenues are received at various times throughout the month.  Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit. Provident relies on funds flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

Long-term debt and working capital

As at June 30, 2007 Provident had drawn on 66 percent of its term credit facilities that included a $1,125 million Canadian facility and a USD $212.7 million credit facility for USOGP.  This compares to 63 percent drawn as at December 31, 2006.

At June 30, 2007 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $35.6 million, increasing bank line utilization to 68 percent. The guarantees totaled $31.9 million at December 31, 2006.

Provident’s working capital decreased by $23.0 million as at June 30, 2007 relative to December 31, 2006. This amount includes a $2.9 million decrease in prepaid expenses, a $19.5 million increase in the current portion of financial derivative instruments, a $47.1 million increase in accounts payable and accrued liabilities, a $4.8 million increase in distribution payables, and a $1.3 million decrease in cash and cash equivalents, partially offset by a $19.6 million increase in accounts receivable and a $32.3 million increase in inventory.

Second quarter funds flow from operations in 2007 was $105.7 million. The ratio of debt to annualized second quarter funds flow from operations was 2.7 to one, as compared to second quarter 2006 debt to annualized funds flow from operations of two to one. The increase reflects debt issued at the end of June 2007 in connection with the Capitol Energy acquisition.

Provident Energy Trust 2007 Second Quarter Results
p 18

Trust units

On May 24, 2007, the Trust issued 25,490,197 Subscription Receipts at a price of $12.75 per Subscription Receipt for total proceeds of $325 million ($308.3 million net of issue costs). On June 7, 2007, an additional 3,823,530 Subscription Receipts were issued at a price of $12.75 on exercise of the underwriter’s over-allotment option, for additional proceeds of $48.8 million ($46.3 million net of issue costs). Each Subscription Receipt entitled the holder to receive one trust unit upon completion of the Capitol Energy Resources Ltd. (Capitol) acquisition. The acquisition closed on June 19, 2007 at which time all the outstanding Subscription Receipts were converted into trust units. Proceeds from the issue were used to fund the Capitol acquisition.

For the quarter ended June 30, 2007 the Trust issued 35 thousand units on conversion of convertible debentures (2006 –0.2 million units). An additional 0.1 million units pursuant to the stock option plan were issued for the quarter ended June 30, 2007 (2006 – 0.2 million units). Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 0.8 million units were elected in the second quarter and were issued or are to be issued representing proceeds of $9.8 million (2006 – 0.7 million units for proceeds of $8.7 million).

At June 30, 2007, management and directors held approximately 0.9 percent of the outstanding units.

Non-controlling interests – USOGP operations

A non-controlling interest arose from Provident’s June 15, 2004 acquisition of 92 percent of BreitBurn Energy Company L.P. (BreitBurn) of Los Angeles, California. Additional investments since June 2004 by Provident in BreitBurn have reduced the non-controlling interest percentage at June 30, 2007 to approximately 4.2 percent (December 31, 2006 – 4.4 percent). At June 30, 2007, the carrying value of this non-controlling interest was $5.8 million.

In the second quarter of 2006, a USOGP subsidiary began a land development project with a partner. The subsidiary has a 20 percent interest, with the partner holding 80 percent. Because the subsidiary stands to receive a majority share of the future proceeds, Provident is consolidating the results in its statements, with non-controlling interest. Contributions by the non-controlling interest were $0.1 million in the second quarter (2006 - $2.7 million) and $2.6 million year-to-date (2006 - $2.7 million). At June 30, 2007, the carrying value of this non-controlling interest was $4.5 million.

In the fourth quarter of 2006, Provident’s subsidiary, BreitBurn Energy Partners, L.P. (the “MLP”) completed its initial public offering. BreitBurn transferred oil and gas properties comprising approximately half of its proved reserves and two thirds of its daily production to the MLP. The offering of 6.9 million common units at U.S. $18.50 per unit resulted in approximately 34 percent of the MLP held by partners not related to Provident. During the second quarter of 2007, the MLP issued 7.0 million common units to third parties for proceeds of $237.5 million. As a result of this transaction, Provident’s interest in the MLP decreased from approximately 66 percent to approximately 50 percent, resulting in a dilution gain of $98.6 million recorded on the consolidated statement of operations. Provident continues to control and consolidate the MLP. The non-controlling interest balance increased by $138.9 million reflecting the non-controlling interest ownership change from approximately 34 percent to approximately 50 percent. At June 30, 2007, the carrying value of this non-controlling interest was $195.1 million.

	Three months ended June 30,		Six months ended June 30,
Non-controlling interests - USOGP ($ 000s)	2007	2006	2007	2006
Non-controlling interests, beginning of period	$76,509	$11,799	$81,111	$11,885
Net loss attributable to non-controlling interests	(2,154)	(1,652)	(5,650)	(1,382)
Distributions to non-controlling interests	(3,552)	(754)	(7,139)	(1,110)
Investments by non-controlling interests	140,651	2,675	143,132	2,675
Foreign currency translation adjustments	(6,089)	-	(6,089)	-
Non-controlling interests, end of period	$205,365	$12,068	$205,365	$12,068

Accumulated (loss) income attributable to non-controlling interests	$(136)	$1,137	$(136)	$1,137

Provident Energy Trust 2007 Second Quarter Results
p 19

Capital expenditures and funding

Consolidated	Three months ended June 30,			Six months ended June 30,
($ 000s)	2007	2006	% Change	2007	2006	% Change
Capital Expenditures and Funding

Capital Expenditures
Capital expenditures and reclamation fund
contributions	$(47,647)	$(37,991)	25	$(101,190)	$(92,542)	9
Property acquisitions, net	(216,151)	1,179	-	(260,153)	(216)	120,341
Corporate acquisitions	(467,850)	(2,300)	20,241	(467,850)	(2,300)	20,241
Net capital expenditures	$(731,648)	$(39,112)	1,771	$(829,193)	$(95,058)	772

Funded By
Funds flow from operations net of declared
distributions to unitholders and non-controlling
interest	$21,922	$41,664	(47)	$39,192	$51,864	(24)
Increase (decrease) in long-term debt	137,248	76,106	80	129,092	(1,830)	-
Issue of trust units, net of cost; excluding DRIP	355,811	1,664	21,283	360,647	3,423	10,436
DRIP proceeds	9,823	8,729	13	20,580	17,146	20
Contributions by non-controlling interests	237,647	2,675	8,784	240,128	2,675	8,877
Change in working capital, including cash, and sale
of assets	(30,803)	(91,726)	(66)	39,554	21,780	82
Net capital expenditure funding	$731,648	$39,112	1,771	$829,193	$95,058	772
For the comparable quarters Provident has funded its net capital expenditures with funds flow from operations, debt and equity issued from treasury through public offerings and the DRIP (Distribution Re-Investment Program) as well as contributions by non-controlling interests.

Provident expects to incur approximately $23 million in leasehold improvements and furniture and equipment associated with the head office move in 2008. To date, $5.6 million has been incurred. Of this amount $3.6 million has been allocated to the COGP business unit and $2.0 million has been allocated to Midstream.

Acquisitions

On June 19, 2007, Provident acquired Capitol Energy Resources Ltd. (“Capitol”) for cash consideration of $467.9 million. Capitol, a public oil and gas exploration and production company active in the Western Canadian sedimentary basin, had as its principal asset a long-life resource play at Dixonville, Alberta.  This play is being exploited using horizontal wells and will be further developed using waterflood technology.  The acquisition was financed by the issuance of 29,313,727 trust units at $12.75 per unit and Provident’s credit facility.

In May 2007, BreitBurn Energy Partners L.P. (the “MLP”) completed two oil and gas property acquisitions, one in Florida for cash consideration of USD $107.3 million and one in California for cash consideration of USD $92.4 million. The acquisitions were financed by the issue of units by the MLP to institutional investors. As a result of these unit issues, Provident’s interest in the MLP has decreased from approximately 66 percent to approximately 50 percent. Provident continues to control and consolidate the MLP.

Non-cash unit based compensation

Non-cash unit based compensation includes expenses or recoveries associated with Provident’s restricted and performance unit plan, unit option plan, unit appreciation rights and other unit based compensation plans. Provident accounts for the unit option plan using the fair value of the option at the time of issue.  The other unit based compensation is recorded at the estimated fair value of the notional units granted. Compensation expense associated with the plans is deferred and recognized in earnings over the vesting period of each plan. The expense associated with each period is recorded as non-cash unit based compensation (a component of general and administrative expense). A portion is also allocated to operating expense. Provident recorded unit based compensation expense of $9.8 million for the quarter ended June 30, 2007 (2006 - $8.3 million) included primarily in general and administrative expense.

Provident Energy Trust 2007 Second Quarter Results
p 20

Provident made payments in respect of unit based compensation of $0.8 million in the second quarter of 2007 (2006 -$0.4 million). For the six months ended June 30, 2007, Provident recorded unit based compensation expense of $20.6 million (2006 - $11.9 million) and made related cash payments of $14.9 million (2006 - $4.6 million). At June 30, 2007, the current portion of the liability totaled $18.2 million (December 31, 2006 - $18.2 million) and the long-term portion totaled $20.5 million (December 31, 2006 - $16.3 million).

Outlook

In June, the Canadian federal government passed Bill C-52, introducing a tax on income trust distributions to begin in 2011. Provident continues to be an active member of the various lobby groups involved in educating the government on the benefits of the energy trust sector and the potential unintended consequences of this new tax. Unitholders are encouraged to contact the Government to voice their concern and opposition. Provident has also focused its normal course strategic planning initiatives upon the impact of the tax. Provident’s three strong businesses, each with its own size, scale and competitive advantages, position the Trust to consider a variety of potential responses.

Provident continues to assess growth opportunities that can enhance Provident’s assets. The recent acquisition of crude oil assets at Dixonville, combined with last year’s Northwest Alberta acquisition have strengthened Provident’s consolidated upstream reserve life index (RLI) to 13.6 years and added to Provident’s internal development opportunities. COGP has delivered consistently strong operational performance over the first half of the year, and the business is well on track to meet or exceed the current production guidance of 24,500 to 26,400 boed for full-year 2007.

Provident’s ownership in the MLP has also added excellent value, as reflected by the $98.6 million dilution gain recognized on recent transactions. Since its creation in October, 2006, the MLP has made three successful acquisitions that will add about 3,000 boed to its initial IPO production of 4,500 boed. These acquisitions were financed with equity, demonstrating the MLP’s access to capital. The MLP will continue to seek out long-life, stable, and mature producing assets for acquisition. Total USOGP anticipated production for the year remains within the guidance range of 9,500 to 10,000 boed.

The Midstream business continues to generate strong EBITDA and funds flow from all three of its business lines. With strategically located long-life facilities, storage capacity, multiple transportation choices and in-house marketing expertise, the Midstream business has flexibility and optionality. Midstream is currently operating in an excellent business environment featuring low natural gas prices and high NGL product prices. Assuming these circumstances continue and seasonal product demand follows typical patterns, Provident expects 2007 to be another excellent year, generating EBITDA comparable to that in 2006.

Provident Energy Trust 2007 Second Quarter Results
p 21

COGP segment review

Crude oil and liquids price

The following prices are net of transportation expense.
COGP	Three months ended June 30,			Six months ended June 30,
($ per bbl)	2007	2006	% Change	2007	2006	% Change

Oil per barrel
WTI (US$)	$65.03	$70.70	(8)	$61.60	$67.09	(8)
Exchange rate (from US$ to Cdn$)	$1.10	$1.12	(2)	$1.13	$1.14	(1)
WTI expressed in Cdn$	$71.42	$79.18	(10)	$69.90	$76.48	(9)

Realized pricing before financial
derivative instruments
Light/Medium oil	$57.03	$70.62	(19)	$56.30	$60.20	(6)
Heavy oil	$42.32	$50.42	(16)	$38.79	$35.39	10
Natural gas liquids	$52.79	$54.12	(2)	$50.84	$53.98	(6)
Crude oil and natural gas liquids	$53.63	$64.21	(16)	$52.30	$54.13	(3)

In the second quarter of 2007, COGP’s realized oil and natural gas liquids price, prior to the impact of financial derivative instruments, decreased by 16 percent to $53.63 per barrel compared to $64.21 in the second quarter of 2006. The 2007 decrease was a result of an eight percent decrease in US$ WTI crude oil price, an unfavorable exchange rate, and wider price differentials relative to WTI.

Natural gas price

The following prices are net of transportation expense.

COGP	Three months ended June 30,			Six months ended June 30,
($ per mcf)	2007	2006	% Change	2007	2006	% Change

AECO monthly index (Cdn$ per mcf)	$7.37	$6.27	18	$7.38	$7.78	(5)
Corporate natural gas price per mcf before financial
derivative instruments (Cdn$)	$7.27	$6.10	19	$7.37	$7.02	5

COGP’s second quarter 2007 realized natural gas price, before financial derivative instruments, increased 19 percent as compared to the second quarter of 2006, comparable to the increase in the benchmark AECO index price of 18 percent. Provident markets to aggregators and can sell to the market on daily and monthly indices, receiving prices which are based on the heat content of the natural gas. Provident’s realized prices and changes in prices will therefore differ from benchmark indices.

COGP	Three months ended June 30,			Six months ended June 30,
	2007	2006	% Change	2007	2006	% Change
Daily production
Crude oil - Light/Medium (bpd)	6,692	6,623	1	6,560	6,977	(6)
- Heavy (bpd)	1,918	2,011	(5)	1,794	2,245	(20)
Natural gas liquids (bpd)	1,311	1,457	(10)	1,366	1,482	(8)
Natural gas (mcfd)	94,437	77,803	21	91,698	76,828	19
Oil equivalent (boed) (1)	25,660	23,058	11	25,003	23,509	6
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Provident Energy Trust 2007 Second Quarter Results
p 22

Production increased 11 percent to 25,660 boed during the second quarter of 2007 as compared to 23,058 boed in 2006. The increase in natural gas production was primarily due to the acquisition of the Rainbow assets on August 31, 2006. As well, optimization activities in Lloydminster have reduced crude oil production declines.

Production for the second quarter of 2007 was weighted 61 percent natural gas, 31 percent light/medium crude oil and natural gas liquids, and eight percent heavy oil. Production over the six months ended June 30, 2007 was weighted 61 percent natural gas, 32 percent light/medium crude and natural gas liquids, and seven percent heavy oil. Provident’s production risk is mitigated by not having any single property providing greater than 10 percent of its daily production.

Provident’s COGP production summarized by core areas is as follows:

COGP
	West Central	Southern	Northwest		Southeast	Southwest
Three months ended June 30, 2007	Alberta	Alberta	Alberta	Dixonville(2) Saskatchewan Saskatchewan			Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	986	1,869	310	346	1,598	300	1,259	24	6,692
- Heavy (bpd)	-	-	-	-	-	-	1,918	-	1,918
Natural gas liquids (bpd)	1,074	117	98	-	1	-	21	-	1,311
Natural gas (mcfd)	32,855	21,111	29,070	692	148	9,033	1,510	18	94,437
Oil equivalent (boed) (1)	7,536	5,504	5,253	461	1,624	1,806	3,449	27	25,660

COGP
	West Central	Southern	Northwest		Southeast	Southwest
Three months ended June 30, 2006	Alberta	Alberta	Alberta	Dixonville Saskatchewan Saskatchewan			Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,152	2,258	-	-	1,619	336	1,248	10	6,623
- Heavy (bpd)	-	-	-	-	-	-	2,011	-	2,011
Natural gas liquids (bpd)	1,224	209	-	-	-	-	24	-	1,457
Natural gas (mcfd)	36,345	24,197	-	-	148	15,541	1,564	8	77,803
Oil equivalent (boed) (1)	8,433	6,500	-	-	1,644	2,926	3,544	11	23,058
(1)	Provident reports equivalent production converting natural gas to oil on a 6:1 basis.
(2)	Represents production from June 19, 2007 (date of Capitol Energy Resources Ltd. acquisition).

COGP
	West Central	Southern	Northwest		Southeast	Southwest
Six months ended June 30, 2007	Alberta	Alberta	Alberta	Dixonville(2)	Saskatchewan	Saskatchewan	Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	990	1,960	250	174	1,619	308	1,245	14	6,560
- Heavy (bpd)	-	-	-	-	-	-	1,794	-	1,794
Natural gas liquids (bpd)	1,082	122	139	-	-	-	23	-	1,366
Natural gas (mcfd)	31,480	21,896	27,208	348	154	9,143	1,458	11	91,698
Oil equivalent (boed) (1)	7,319	5,731	4,923	232	1,645	1,832	3,305	16	25,003

COGP
	West Central	Southern	Northwest		Southeast	Southwest
Six months ended June 30, 2006	Alberta	Alberta	Alberta	Dixonville Saskatchewan		Saskatchewan	Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,189	2,341	-	-	1,707	329	1,375	36	6,977
- Heavy (bpd)	-	-	-	-	-	-	2,245	-	2,245
Natural gas liquids (bpd)	1,329	131	-	-	-	-	22	-	1,482
Natural gas (mcfd)	36,892	24,298	-	-	160	13,882	1,489	107	76,828
Oil equivalent (boed) (1)	8,667	6,522	-	-	1,734	2,642	3,890	54	23,509
(1)	Provident reports equivalent production converting natural gas to oil on a 6:1 basis.
(2)	Represents production from June 19, 2007 (date of Capitol Energy Resources Ltd. acquisition).

Provident Energy Trust 2007 Second Quarter Results
p 23

Revenue and royalties

COGP	Three months ended June 30,				Six months ended June 30,
($ 000s except per boe and mcf data)	2007	2006	%	Change	2007	2006	%	Change

Oil
Revenue	$42,111	$51,790		(19)	$79,447	$90,410		(12)
Realized (loss) gain on financial derivative instruments	(768)	(1,006)		(24)	(755)	(1,870)		(60)
Royalties (net of ARTC)	(8,250)	(9,538)		(14)	(15,362)	(16,707)		(8)
Net revenue	$33,093	$41,246		(20)	$63,330	$71,833		(12)
Net revenue (per barrel)	$42.24	$52.49		(20)	$41.88	$43.30		(3)
Royalties as a percentage of revenue	19.6%	18.4%			19.3%	18.5%

Natural gas
Revenue	$62,464	$43,178		45	$122,344	$97,623		25
Realized (loss) gain on financial derivative instruments	(575)	2,209		-	(1,433)	1,137		-
Royalties (net of ARTC)	(11,188)	(9,544)		17	(22,055)	(21,843)		1
Net revenue	$50,701	$35,843		41	$98,856	$76,917		29
Net revenue (per mcf)	$5.90	$5.06		17	$5.96	$5.53		8
Royalties as a percentage of revenue	17.9%	22.1%			18.0%	22.4%

Natural gas liquids
Revenue	$6,297	$7,176		(12)	$12,570	$14,476		(13)
Royalties	(1,649)	(1,828)		(10)	(3,355)	(3,551)		(6)
Net revenue	$4,648	$5,348		(13)	$9,215	$10,925		(16)
Net revenue (per barrel)	$38.98	$40.33		(3)	$37.27	$40.74		(9)
Royalties as a percentage of revenue	26.2%	25.5%			26.7%	24.5%

Total
Revenue	$110,872	$102,144		9	$214,361	$202,509		6
Realized (loss) gain on financial derivative instruments	(1,343)	1,203		-	(2,188)	(733)		198
Royalties (net of ARTC)	(21,087)	(20,910)		1	(40,772)	(42,101)		(3)
Net revenue	$88,442	$82,437		7	$171,401	$159,675		7
Net revenue (per boe)	$37.87	$39.29		(4)	$37.87	$37.53		1
Royalties as a percentage of revenue	19.0%	20.5%			19.0%	20.8%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses.

Quarter over quarter, 2007 COGP net revenue per boe was $37.87, a four percent decrease from $39.29 in 2006. The decrease reflects COGP’s lower realized crude oil and natural gas liquids prices due to a decrease in US$ WTI crude oil price, wider differentials, a stronger Canadian dollar and a realized loss on financial derivative instruments partially offset by higher realized natural gas prices and lower royalties as a percentage of revenue. Total revenue increased by nine percent as a result of increased natural gas production and a successful winter drilling program associated with the acquisition of the Rainbow assets on August 31, 2006, and the additional crude oil and natural gas production from the Capitol Energy Resources Ltd. acquisition on June 19, 2007, partially offset by a decrease in realized crude oil and natural gas liquids prices.  Royalties, which are price sensitive and affected by production levels, decreased as a percentage of revenue to 19.0 percent in the second quarter of 2007 from 20.5 percent for the comparable quarter in 2006 due to the addition of Northwest Alberta gas production, lower gas production in COGP’s other core areas, and capital expenditures on gas facilities. For the six months ended June 30, 2007 net revenue per boe was $37.87 or one percent above $37.53 in the same period of 2006.

Provident Energy Trust 2007 Second Quarter Results
p 24

Production expenses

COGP	Three months ended June 30,			Six months ended June 30,
($ 000s, except per boe data)	2007	2006	% Change	2007	2006	% Change

Production expenses	$25,104	$23,177	8	$51,365	$46,459	11
Production expenses (per boe)	$10.75	$11.05	(3)	$11.35	$10.92	4

Second quarter 2007 production expenses increased eight percent to $25.1 million from $23.2 million in the comparable 2006 quarter. The increase was due to the increase in production of 11 percent. On a boe basis, production expenses have declined to $10.75 per boe, a three percent decrease compared to the second quarter of 2006 reflecting the acquisition of properties with lower operating costs, and higher production from internal development and optimization programs. Year-to-date, production expenses increased 11 percent to $51.4 million from $46.5 million in 2006. The year-to-date increase is a result of higher maintenance and service costs incurred during the first quarter of 2007, reflecting strong demand for services.

Operating netback

COGP	Three months ended June 30,			Six months ended June 30,
($ per boe)	2007	2006	% Change	2007	2006	% Change
Netback per boe
Gross production revenue	$47.48	$48.68	(2)	$47.36	$47.59	-
Royalties (net of ARTC)	(9.03)	(9.97)	(9)	(9.01)	(9.89)	(9)
Operating costs	(10.75)	(11.05)	(3)	(11.35)	(10.92)	4
Field operating netback	27.70	27.66	-	27.00	26.78	1
Realized (loss) gain on financial derivative instruments	(0.58)	0.57	-	(0.48)	(0.17)	182
Operating netback after realized financial derivative
instruments	$27.12	$28.23	(4)	$26.52	$26.61	-

COGP operating netbacks have transportation expense netted against gross production revenue.

Second quarter 2007 field operating netback of $27.70 per boe is consistent with the $27.66 per boe in the comparable quarter in 2006.  Year-to-date field operating netback of $27.00 per boe was one percent above the field operating netback for the same period in 2006.  COGP’s second quarter field operating results reflect increased crude oil and natural gas production, increased realized natural gas prices and lower operating costs per boe offset by the decrease in $US WTI crude oil price, a stronger Canadian dollar and wider differentials. Operating netbacks after realized financial derivative instruments decreased by four percent to $27.12 per boe from $28.23 per boe for the quarter, and were consistent year-to-date. The quarterly change reflects a second quarter 2007 realized loss on financial derivative instruments of $0.58 per boe compared to $0.57 realized gain in the comparable quarter in 2006.

General and administrative

COGP	Three months ended June 30,			Six months ended June 30,
($ 000s, except per boe data)	2007	2006	% Change	2007	2006	% Change

Cash general and administrative	$7,883	$4,747	66	$15,120	$11,165	35
Non-cash unit based compensation	2,025	1,483	37	3,011	1,930	56
	$9,908	$6,230	59	$18,131	$13,095	38

Cash general and administrative (per boe)	$3.38	$2.26	50	$3.34	$2.62	27

Second quarter 2007 COGP cash general and administrative expenses increased 66 percent to $7.9 million compared to $4.7 million in the second quarter of 2006.  On a boe basis, cash general and administrative expenses increased 50 percent to $3.38 per boe in 2007 compared to the $2.26 per boe in the second quarter of 2006. For the six months ended June 30, 2007, general and administrative expenses were $3.34 per boe, compared to $2.62 per boe in 2006. The increase in cash general and administrative expenses reflects additional provisions for short-term incentive compensation reflecting the performance of the Trust in relation to established industry benchmarks, as well as increases in ongoing regulatory compliance and reporting costs.

Provident Energy Trust 2007 Second Quarter Results
p 25

Non-cash unit based compensation increased 37 percent to $2.0 million in the second quarter of 2007 from $1.5 million in the second quarter of 2006.  Year-to-date, non-cash unit based compensation increased to $3.0 million from $1.9 million in 2006. The increase reflects increased employee incentive costs due to an additional annual award in 2007 and the total return performance of the Trust as measured against an industry peer group.

Capital expenditures

COGP	Three months ended June 30,		Six months ended June 30,
($ 000s)	2007	2006	2007	2006

Capital expenditures - by category
Geological, geophysical and land	$1,297	$2,087	$2,081	$2,398
Drilling, recompletions, and workovers	15,163	9,504	48,626	30,903
Facilities and equipment	1,510	1,488	4,768	3,880
Other capital	3,646	(387)	4,529	136
Total additions	$21,616	$12,692	$60,004	$37,317

Capital expenditures - by area
West central Alberta	$1,877	$2,020	$4,593	$4,919
Southern Alberta	2,972	3,261	6,490	8,916
Northwest Alberta	4,614	-	26,507	-
Dixonville	1,803	-	1,803	-
Southeast Saskatchewan	435	1,047	857	1,244
Southwest Saskatchewan	2,566	6,008	10,606	20,142
Lloydminster	2,723	980	3,695	2,511
Office and other	4,626	(624)	5,453	(415)
Total additions	$21,616	$12,692	$60,004	$37,317

Property acquisitions, net	$1,028	$829	$9,709	$2,224

In the second quarter of 2007, Provident’s COGP business unit spent $15.2 million relating to drilling and recompletion activities, drilling 9.8 net wells resulting in 100 percent success. Northwest Alberta expenditures of $4.6 million were primarily on completions and tie-ins associated with the winter drilling program. Southern Saskatchewan expenditures of $3.0 million were mainly on completion of the shallow gas drilling program continued from the first quarter of 2007. Southern Alberta expenditures of $3.0 million in the second quarter of 2007 consisted primarily of $2.6 million on drilling, completion and tie-ins from the drilling program including recompletion activities, $0.3 million on facility upgrades and $0.1 million on land and seismic activities. West Central Alberta expenditures of $1.9 million in the second quarter of 2007 mainly consisted of $1.8 million on non-operated drilling and $0.1 million on facility work. In West Central Alberta, Provident continues to farm out its high risk exploration land which reduces the capital required to maintain its production declines. Lloydminster expenditures of $2.7 million in the second quarter of 2007 focused on optimization activities and facilities expenditures.  Capital expenditures of $1.8 million at the new Dixonville area represented additional land acquisitions and drilling activity at the end of June.

Net property acquisitions of $9.7 million in 2007 include additional working interests acquired in Northwest Alberta.

Provident Energy Trust 2007 Second Quarter Results
p 26

Depletion, depreciation and accretion (DD&A)

COGP	Three months ended June 30,			Six months ended June 30,
($ 000s, except per boe data)	2007	2006	% Change	2007	2006	% Change

DD&A	$58,272	$34,440	69	$113,570	$69,089	64
DD&A (per boe)	$24.96	$16.41	52	$25.10	$16.24	55

The COGP DD&A rate of $24.96 per boe for the second quarter of 2007 increased by 52 percent compared to $16.41 per boe for the second quarter of 2006. The increase was primarily as a result of the Rainbow asset acquisition in the third quarter 2006. Additions to property, plant and equipment of $660.4 million for the acquisition included $185.7 million due to the recording of future income taxes. This, combined with higher net per boe reserve acquisition costs, resulted in increased per boe DD&A. In addition, COGP DD&A rate is expected to increase marginally due to the Capitol Energy Resources Ltd. acquisition on June 19, 2007 resulting in additional property, plant and equipment of $522.7 million.

In the second quarter of 2007 accretion expense associated with asset retirement obligations was $0.6 million compared to $0.5 million in the comparable period of 2006. Year-to-date accretion expense was $1.2 million (2006 - $0.9 million).

Provident Energy Trust 2007 Second Quarter Results
p 27

USOGP segment review

The USOGP business unit incorporates activities from certain Provident subsidiaries comprising an oil and gas production organization based in Los Angeles, California.

In October 2006, Provident, through its USOGP subsidiaries, completed its initial public offering (“IPO”) of 6.9 million units at U.S. $18.50 per unit of BreitBurn Energy Partners, L.P. (the “MLP”).  This master limited partnership (NASDAQ-BBEP) is a U.S. public, tax flow-through entity similar to Canadian royalty and income trusts such as Provident.  These entities, however, are not affected by the new Canadian legislation taxing trust distributions commencing in 2011. Selected producing assets in the Los Angeles basin in California and in Wyoming were transferred to the MLP.  The previously existing subsidiary (“BreitBurn”), of which Provident owns approximately 96 percent, continues to operate assets in the Los Angeles basin at West Pico and other areas, and the Orcutt field in the Santa Maria basin.

In May 2007, BreitBurn Energy Partners L.P. (the “MLP”) completed two oil and gas property acquisitions, one in Florida for cash consideration of USD $107.3 million and one in California for cash consideration of USD $92.4 million. The acquisitions were financed by the issue of 7.0 million common units by the MLP to institutional investors at an average price of U.S. $31.58 per unit. As a result of these unit issues, Provident’s interest in the MLP has decreased from approximately 66 percent to approximately 50 percent, resulting in a dilution gain of $98.6 million recorded in the consolidated statement of operations. Provident continues to control and consolidate the MLP.

The USOGP segment includes the consolidated results of the MLP in its entirety and BreitBurn.  Non-controlling interests are comprised mainly of the public ownership in the MLP, and to a lesser extent the ownership interests of the managers in the MLP and BreitBurn, as well as third party investment in USOGP’s land development project which commenced in 2006.

Crude oil, natural gas liquids and natural gas pricing

The following prices are net of transportation expenses.

USOGP	Three months ended June 30,			Six months ended June 30,
	2007	2006	% Change	2007	2006	% Change
Realized pricing before financial derivative
instruments
Light/medium oil and natural gas liquids (Cdn$ per
bbl)	$61.35	$68.96	(11)	$60.03	$63.88	(6)
Natural Gas (Cdn $ per mcf)	$6.38	$6.31	1	$6.91	$7.55	(8)

Realized pricing of light/medium oil and natural gas liquids were 11 percent lower in 2007 when compared to the second quarter of 2006. The decrease was primarily associated with the decrease in WTI and to a lesser extent from the change in production mix between regions with varying price differentials to WTI.  The majority of USOGP oil production is light, sweet crude that attracts smaller differentials to benchmark prices relative to heavier blends. However, Wyoming crude, while generally of similar quality to Los Angeles Basin crude oil, trades at a significant discount to NYMEX WTI because of its distance from a major refining market and the fact that it is priced relative to the Bow River benchmark, which has historically traded at a discount to WTI.

Realized natural gas pricing before financial derivative instruments was up one percent in the second quarter of 2007 when compared to the second quarter of 2006. The increase was primarily associated with increases in the indexes upon which USOGP natural gas sales are based.

Provident Energy Trust 2007 Second Quarter Results
p 28

Production

	Three months ended June 30,			Six months ended June 30,
USOGP	2007	2006	% Change	2007	2006	% Change

Daily production - by product
Crude oil - Light/Medium (bpd)	8,865	7,300	21	8,256	7,270	14
Natural gas liquids (bpd)	33	18	83	28	20	40
Natural gas (mcfd)	2,012	2,281	(12)	2,257	2,357	(4)
Oil equivalent (boed) (1)	9,233	7,698	20	8,660	7,683	13
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

	Three months ended June 30,			Six months ended June 30,
USOGP	2007	2006	% Change	2007	2006	% Change

Daily Production - by area (boed) (1)
Los Angeles	3,947	3,959	-	3,837	3,995	(4)
Santa Maria - Orcutt	1,543	1,477	4	1,528	1,442	6
Wyoming	2,631	2,262	16	2,538	2,246	13
Texas	351	-	-	374	-	-
Florida	761	-	-	383	-	-
	9,233	7,698	20	8,660	7,683	13
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

USOGP production increased 1,535 boe per day or 20 percent in the second quarter of 2007 when compared to the second quarter of 2006. The increase is primarily attributable to acquisitions made by USOGP in 2007, which included fields in Los Angeles, Florida and Texas. Year-to-date production of 8,660 boed is an increase of 977 over year-to-date 2006 production of 7,683 boed, reflecting capital expenditures focused at Orcutt and Wyoming in addition to the acquisitions. The growth in production was partially offset by declines of approximately eight percent.

Provident Energy Trust 2007 Second Quarter Results
p 29

Revenue and royalties

The following table outlines USOGP revenue and royalties by product line. The table excludes revenues earned from operating certain properties ($0.2 million in the second quarter of 2007 (2006 - $0.3 million) and $0.4 million in the six months ended June 30, 2007 (2006 - $0.5 million)), on behalf of third parties. The table also excludes sales of inventory acquired as part of the Florida acquisition in May 2007, amounting to $6.5 million.

USOGP	Three months ended June 30,			Six months ended June 30,
($ 000s, except per boe and mcf amounts)	2007	2006	% Change	2007	2006	% Change

Oil
Revenue	$45,297	$45,906	(1)	$85,628	$84,271	2
Realized gain (loss) on financial
derivative instruments	701	(1,223)	-	4,130	(2,202)	-
Royalties	(4,878)	(4,541)	7	(9,200)	(8,249)	12
Net revenue	$41,120	$40,142	2	$80,558	$73,820	9
Net revenue (per bbl)	$55.76	$60.43	(8)	$56.53	$56.10	1
Royalties as a percentage of revenue	10.8%	9.9%		10.7%	9.8%

Natural gas
Revenue	$1,167	$1,310	(11)	$2,822	$3,221	(12)
Royalties	(166)	(179)	(7)	(386)	(428)	(10)
Net revenue	$1,001	$1,131	(11)	$2,436	$2,793	(13)
Net revenue (per mcf)	$5.47	$5.45	-	$5.96	$6.55	(9)
Royalties as a percentage of revenue	14.3%	13.6%		13.7%	13.3%

Natural gas liquids
Revenue	$131	$101	30	$210	$212	(1)
Royalties	(6)	(2)	200	(13)	(4)	225
Net revenue	$125	$99	26	$197	$208	(5)
Net revenue (per bbl)	$41.63	$58.80	(29)	$38.87	$56.42	(31)
Royalties as a percentage of revenue	4.6%	2.2%		6.2%	2.0%

Total
Revenue	$46,595	$47,317	(2)	$88,660	$87,704	1
Realized gain (loss) on financial
derivative instruments	701	(1,223)	-	4,130	(2,202)	-
Royalties	(5,050)	(4,722)	7	(9,599)	(8,681)	11
Net revenue	$42,246	$41,372	2	$83,191	$76,821	8
Net revenue (per boe)	$54.80	$59.06	(7)	$55.53	$55.25	1
Royalties as a percentage of revenue	10.8%	10.0%		10.8%	9.9%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses. Per boe figures are calculated using sales volumes, which differ from production volumes due to changes in inventory levels at the Florida properties, acquired in the second quarter of 2007.

Royalty rates in the U.S. are significantly lower than in Canada.

Revenue for the quarter ended June 30, 2007 was $46.6 million or two percent lower than the quarter ended June 30, 2006. The decrease was primarily attributable to a 11 percent decline in realized crude oil prices, partially offset by a 10 percent increase in sales volumes in the second quarter of 2007 as compared to the second quarter of 2006. Net revenue is $42.2 million or two percent higher than the $41.4 million of net revenue in the second quarter 2006, reflecting realized gains on financial derivative instruments in the second quarter of 2007. Royalties as a percentage of revenue are up slightly as royalties in Wyoming and Texas properties are slightly higher than those incurred in Southern California operations.  Revenue from Wyoming and Texas operations makes up a higher proportion of second quarter 2007 revenue than in the second quarter of 2006. For the six months ended June 30, 2007 revenue was one percent higher than the six months ended June 30, 2006 primarily due to increases in sales volumes from the acquisitions. Net revenue for the six months ended June 30, 2007 was eight percent higher than the six months ended June 30, 2006 due to realized gains on financial derivative instruments in 2007 compared to realized losses in 2006.

Provident Energy Trust 2007 Second Quarter Results
p 30

Production expenses

USOGP	Three months ended June 30,			Six months ended June 30,
($ 000s, except per boe amounts)	2007	2006	% Change	2007	2006	% Change
Production expenses	$15,438	$12,366	25	$32,077	$23,703	35
Production expenses (per boe)	$20.03	$17.65	13	$21.41	$17.05	26
Note: Per boe figures are calculated using sales volumes, which differ from production volumes due to changes in inventory levels at the Florida properties, acquired in the second quarter of 2007.

Production expenses were $20.03 per boe in the second quarter of 2007, up $2.37 per boe or 13 percent from the second quarter of 2006. Production expenses were $21.41 per boe for the six months ended June 30, 2007, an increase of 26 percent from the six months ended June 30, 2006. This change reflects both the increase in utilities and other costs and services driven by the high commodity price environment as well as higher operating cost crude oil wells that were returned to production to take advantage of high crude oil prices.

Operating netback

USOGP	Three months ended June 30,			Six months ended June 30,
($ per boe)	2007	2006	% Change	2007	2006	% Change

USOGP oil equivalent netback per boe
Gross production revenue	$60.44	$67.54	(11)	$59.18	$63.07	(6)
Royalties	(6.55)	(6.74)	(3)	(6.41)	(6.24)	3
Operating costs	(20.03)	(17.65)	13	(21.41)	(17.05)	26
Field operating netback	$33.86	$43.15	(22)	$31.36	$39.78	(21)
Realized gain (loss) on financial
derivative instruments	0.91	(1.74)	-	2.76	(1.58)	-
Operating netback after realized financial derivative
instruments	$34.77	$41.41	(16)	$34.12	$38.20	(11)
Note: Per boe figures are calculated using sales volumes, which differ from production volumes due to changes in inventory levels at the Florida properties, acquired in the second quarter of 2007.

The second quarter 2007 field operating netback of $33.86 per boe was 22 percent below the $43.15 per boe in the comparable quarter of 2006. The reduction reflects lower realized crude oil prices and increased operating costs. The second quarter 2007 operating netback after realized financial derivative instruments of $34.77 per boe was 16 percent lower than the $41.41 per boe for the second quarter of 2006 reflecting the preceding factors offset by realized gains on financial derivative instruments.

General and administrative

USOGP	Three months ended June 30,			Six months ended June 30,
($ 000s, except per boe amounts)	2007	2006	% Change	2007	2006	% Change
Cash general and administrative	$7,483	$6,308	19	$26,973	$13,950	93
Non-cash unit based compensation	3,872	5,554	(30)	(2,201)	3,899	-
	$11,355	$11,862	(4)	$24,772	$17,849	39

Cash general and administrative (per boe)	$8.91	$9.00	(1)	$17.21	$10.03	72

Cash general and administrative expenses in the second quarter 2007 of $7.5 million or $8.91 per boe was 19 percent higher than the second quarter of 2006. The increase reflects additional staffing levels and regulatory costs associated with the MLP. On a boe basis, costs were one percent lower in the second quarter of 2007, compared to the same period in 2006.

For the six months ended June 30, 2007, cash general and administrative expenses were $27.0 million (2006 - $14.0 million). Year-to-date 2007 cash general and administrative expense includes $13.1 million or $8.36 per boe (2006 - $3.9 million or $2.78 per boe) related to payments associated with unit based compensation. The expense was accrued in

Provident Energy Trust 2007 Second Quarter Results
p 31

2006 as non-cash unit based compensation, consequently there is an offsetting reduction in non-cash unit based compensation in 2007, when the payments were made.  Excluding these payments, cash general and administrative expenses were $13.9 million or $8.85 per boe for the six months ended June 30, 2007 compared to $10.1 million or $7.25 per boe for the same period in 2006.  The increase was due to increased costs associated with regulatory compliance as well as increased staffing levels upon establishment of the public MLP.

Non-cash unit based compensation expense was $3.9 million in the second quarter of 2007 compared to $5.6 million in the second quarter of 2006. The decrease in incentive plan costs was primarily driven by a relatively smaller increase in the benchmark unit price.

Non-cash unit based compensation for the six months ended June 30, 2007 was a recovery of $2.2 million (2006 - $3.9 million expense). Year-to-date 2007 cash payments related to unit based compensation were $13.1 million compared to $3.9 million in 2006. Payment of unit based compensation is recorded as cash general and administrative expense with an offsetting reduction in non-cash unit based compensation.  Excluding this payment, non-cash unit based compensation was $10.9 million for the six months ended June 30, 2007 (2006 - $7.8 million). The increase in expense in 2007 reflects higher staffing levels as well as strong MLP performance in the first quarter of 2007.

Capital expenditures

USOGP	Three months ended June 30,		Six months ended June 30,
($ 000s)	2007	2006	2007	2006

Capital expenditures - by category
Geological, geophysical and land	$2,706	$-	$5,225	$-
Drilling, recompletions, and workovers	13,157	7,103	20,101	18,578
Facilities and equipment	3,817	4,194	7,794	7,095
Other capital	83	583	207	868
Total additions	$19,763	$11,880	$33,327	$26,541

Capital expenditures - by area
Los Angeles	$1,742	$6,529	$4,088	$11,039
Santa Maria - Orcutt	7,690	3,302	15,807	6,339
Wyoming	7,179	1,514	8,341	8,337
Texas	71	-	71	-
Florida	1,112	-	1,112	-
Other capital	1,969	535	3,908	826
	19,763	11,880	33,327	26,541

Property acquisitions, net	$215,123	$(2,008)	$250,444	$(2,008)

USOGP capital expenditures for the second quarter of 2007 totaled $19.8 million.  $16.3 million of the capital expenditures were directed at drilling, optimization and facility upgrades at West Pico, Santa Fe Springs, Wyoming and Orcutt.  In addition, $1.4 million was directed at optimization projects at smaller fields and office equipment.  A significant portion of optimization capital was directed at improvements to infrastructure aimed at reducing future operating expenses. A further $2.1 million was for the real estate development project at Orcutt.

In the second quarter of 2007, USOGP completed property acquisitions of $215.1 million. $115.3 million represents the Florida acquisition and $98.8 million was spent on an acquisition in California. An additional $1.0 million was directed at acquiring additional wells in Wyoming.

Provident Energy Trust 2007 Second Quarter Results
p 32

Depletion, depreciation and accretion (DD&A)

USOGP	Three months ended June 30,			Six months ended June 30,
($ 000s, except per boe amounts)	2007	2006	% Change	2007	2006	% Change
DD&A	$9,960	$7,843	27	$17,048	$15,309	11
DD&A (per boe)	$11.85	$11.20	6	$10.88	$11.01	(1)

The USOGP’s DD&A rate is low due to the long-lived nature of the assets. On a per boe basis the DD&A rate was up $0.65 or six percent in the second quarter of 2007 when compared to the second quarter of 2006. The change reflects year end 2006 DD&A rate adjustments as well as higher depletion costs related to the recent producing property acquisitions.

Provident Energy Trust 2007 Second Quarter Results
p 33

Midstream business segment review

The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers. The Provident Midstream segment contains three business lines:

a)	Empress East
b)	Redwater West
c)	Commercial Services

Midstream business unit results can be summarized as follows:
	Three months ended June 30,		Six months ended June 30,
($000s)	2007	2006	2007	2006

Empress East Margin	$33,013	$41,602	$64,279	$64,660
Redwater West Margin	18,655	13,479	46,265	16,848
Commercial Services Margin	11,035	8,838	24,157	18,679
Gross operating margin	62,703	63,919	134,701	100,187
Cash general and administrative expenses and other	(9,125)	(6,172)	(16,093)	(11,105)
Realized loss on financial derivative instruments	(10,397)	(11,309)	(12,486)	(9,831)
Midstream EBITDA	$43,181	$46,438	$106,122	$79,251

a.	The Empress East business line:

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in Central Canada and the Eastern United States. The margin in this business is determined by the “frac spread ratio”, which is the ratio between crude oil prices and natural gas prices. The higher the ratio, the better this business line will perform. There has also, however, historically been a differential between propane, butane and condensate prices and crude oil prices which can change prices received and margins realized for Midstream products separate from frac spread ratio changes. In the second quarter of 2007, the margin for this business line was $33.0 million (2006 - $41.6 million). This decrease was due to a 13 percent lower margin for propane plus volumes. Year-to-date margin of $64.3 million in 2007 was relatively unchanged from year-to-date 2006 of $64.7 million. A five percent increase in selling prices in 2007, compared with the same period in 2006 resulted in higher per unit margins which were partially offset by a 12 percent reduction in propane plus sales volumes, reflecting lower opening inventory volumes in 2007, compared with 2006. The lower inventory in 2007 is due to increased summer sales of NGLs in 2006. Also, the 2006 results include the impact of a $5.2 million repayment incurred under the fractionation spread support program.

b.	The Redwater West business line:

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta. Because the feedstock for this business line is NGL mix rather than natural gas, the frac spread ratio does not have a significant impact on margin. Additional income also comes from a long-term NGL purchase agreement from non-proprietary production at the Younger plant. In the second quarter of 2007, the margin for this business line was $18.7 million (2006 - $13.5 million). The increase in margin is primarily due to a 23 percent increase in propane plus volumes partially offset by a one percent decrease in propane plus prices. Year-to-date margin increased to $46.3 million from $16.9 million in 2006. The increase in margin was primarily due to a 15 percent increase in propane plus volumes and a three percent increase in prices.

c.	The Commercial Services business line:

The Commercial Services business line generates income from stable fee-for-service contracts to provide fractionation, storage, loading, and marketing services to upstream producers. Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line. In the second quarter of 2007, the margin for this business line was $11.0 million (2006 - $8.8 million). Year-to-date 2007, the commercial services margin was $24.2 million (2006 - $18.7 million). The improvement over 2006 results reflects the benefit of the June 2006 commissioning of the condensate rail off-loading terminal.

Provident Energy Trust 2007 Second Quarter Results
p 34

Cash general and administrative expenses and other were $9.1 million for the second quarter 2007 (2006 - $6.3 million). Cash general and administrative costs in 2007 reflect additional provisions for short-term incentive compensation reflecting the performance of the Trust in relation to established benchmarks, as well as increases in ongoing regulatory compliance and reporting costs.

In addition, Provident paid $10.4 million in the second quarter 2007 (2006 – $11.3 million) on Midstream margin stabilization hedging activities.

Operations – Midstream NGL sales volumes

Midstream sold 109,713 bpd in the second quarter of 2007, compared with 100,284 bpd in the second quarter of 2006. The nine percent increase in sales volumes is primarily the result of increased propane plus sales in the Redwater West business line. Year-to-date Midstream sold 117,331 bpd in 2007 relatively unchanged compared to sales of 115,426 bpd in 2006.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and funds flow from operations

Second quarter 2007 EBITDA of $43.2 million decreased $3.2 million or seven percent from $46.4 million in the second quarter of 2006, reflecting lower margins on increased sales volumes and higher general and administrative expenses. Year-to-date EBITDA increased to $106.1 million from $79.3 million in 2006.  Funds flow from operations for the second quarter of 2007 was $36.8 million, a decrease of $2.3 million or six percent below the $39.1 million for the second quarter 2006. Year-to-date funds flow from operations increased to $86.3 million from $65.2 million in 2006. The increase in both year-to-date EBITDA and funds flow from operations was largely driven by the higher propane plus prices in the first six months of 2007 that resulted in improved product margins and also reflects an increase in Commercial Services margin mainly due to increased revenue associated with the condensate rail off-loading terminal.

Management uses EBITDA to analyze the operating performance of the Midstream business unit.  EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating funds flow from operations or operating profits for the period nor should it be viewed as an alternative to funds flow from operations from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Fractionation spread support program

As part of the December 2005 Midstream NGL Acquisition, the vendor agreed to provide a near-term fractionation spread support program. The program provides Provident with up to $75 million of support in 2006 and up to October 31, 2007 if the fractionation spread ratio is below historic levels. This program is intended to ensure that Provident achieves the long-term average fractionation spread ratio that the NGL business has attained historically.  In certain circumstances, the vendor will have the ability to recover the amounts provided under the support program until October 31, 2008, if the fractionation spread ratio exceeds historic levels.  Provident’s long-term risk management strategy is focused on locking in fractionation spread margins, with the objective of stabilizing funds flow from operations over the longer term.

There was no activity under this agreement in the first six months of 2007 or the last three quarters of 2006. In the first quarter of 2006, there was a repayment of $5.2 million that was received in the fourth quarter of 2005.

Capital expenditures

Midstream capital expenditures for the second quarter of 2007 totaled $5.7 million, and $6.1 million year-to-date. In 2007, $3.3 million was spent on a new condensate offloading and terminalling facility, expansion to the recently completed truck loading facilities, and continued development of cavern storage. $0.4 million was spent on sustaining capital requirements and $2.4 million was spent on office furniture, equipment and other.

Provident Energy Trust 2007 Second Quarter Results
p 35

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:
		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2007
January 22, 2007	February 15, 2007	$0.12	0.10
February 28, 2007	March 15, 2007	0.12	0.10
March 22, 2007	April 13, 2007	0.12	0.11
April 24, 2007	May 15, 2007	0.12	0.11
May 18, 2007	June 15, 2007	0.12	0.11
June 22, 2007	July 13, 2007	0.12	0.11
2007 Cash Distributions paid as declared		$0.72	0.64
2006 Cash Distributions paid as declared		1.44	1.26
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared
– March 2001 – December 2001		2.54	1.64
Inception to June 30, 2007 – Distributions paid as declared		$11.67	8.60
*Exchange rate based on the Bank of Canada noon rate on the payment date.

Foreign ownership

As at June 30, 2007, based on information received from the transfer agent and financial intermediaries, an estimated 82 percent of Provident’s outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and inter-company debt. Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its assets is derived from non-taxable Canadian properties.

On September 17, 2003 Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation. To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s board of directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Provident Energy Trust 2007 Second Quarter Results
p 36

Change in accounting policies

Financial instruments and comprehensive income

Effective January 1, 2007, Provident adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) related to the new financial instruments accounting framework, which encompasses the following new CICA Handbook sections: 3855 Financial Instruments – Recognition and Measurement, 1530 Comprehensive income, and 3861 Financial Instruments – Disclosure and Presentation.  The CICA Handbook section 3865 Hedges is effective January 1, 2007, however, Provident has elected not to apply hedge accounting, consistent with prior periods.

These new Handbook sections provide comprehensive requirements for the recognition and measurement of financial instruments, and introduce a new component of equity referred to as accumulated other comprehensive income (“AOCI”).  In accordance with the transitional provisions of all of the new sections, the comparative interim consolidated financial statements have not been restated, except that the “Cumulative translation adjustment” has been reclassified to “Accumulated other comprehensive income”.

Under these new standards, all financial instruments, including derivatives, are recognized on the Trust’s Consolidated Balance Sheet.  Derivatives are measured at fair value with unrealized gains and losses reported in net income. Investments are measured at fair value, with reference to published price quotations, and unrealized gains and losses are reported in AOCI. The Trust’s other financial instruments (accounts receivable, accounts payable, and long-term debt) are measured at amortized cost using the effective interest rate method.  Transaction costs are included with the associated financial instrument and amortized accordingly.

Several adjustments in the Trust’s consolidated financial statements were required upon transition to the new financial instruments framework, which were the following:

Long-term debt and deferred financing charges

Prior to the adoption of the new standards, financing charges related to long-term debt were included in “Deferred financing charges” on the Trust’s Consolidated Balance Sheet, and recognized in net income over the life of the debt.

Under the transitional provisions of Handbook section 3855 Financial Instruments – Recognition and Measurement, the Trust’s long-term debt – revolving credit facilities is now recorded at amortized cost using the effective interest rate method.  The related financing charges have been included in the cost of the long-term debt.  As a result of these changes, “Deferred financing charges” of $3.0 million, and prepaid interest of $8.5 million, which were previously recorded as assets of the Trust, were reclassified to “Long-term debt – revolving credit facilities” on the Consolidated Balance Sheet. The accounting treatment for “Long-term debt – convertible debentures” is the same as in prior periods, except that related deferred financing charges are now included in the carrying amount. Deferred financing charges of $9.4 million were reclassified to “Long-term debt – convertible debentures” on the Consolidated Balance Sheet.

Statement of comprehensive income

The interim consolidated financial statements now include a new Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income. Other comprehensive income includes foreign currency translation adjustments relating to self-sustaining foreign operations and unrealized gains and losses on available-for-sale investments, net of the related future income tax on those items.

Business risks

The trust industry is subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders, and the ability to grow. These risks include but are not limited to:

•	capital markets risk and the ability to finance future growth; and

•	the impact of Canadian governmental regulation on Provident, including the effect of the new tax on trust distributions, and the recently announced Alberta Incremental Ethane Extraction Policy;

Provident Energy Trust 2007 Second Quarter Results
p 37

The oil and natural gas industry is subject to numerous risks that can affect the amount of funds flow from operations available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•	fluctuations in commodity price, exchange rates and interest rates;

•	government and regulatory risk in respect of royalty and income tax regimes;

•	operational risks that may affect the quality and recoverability of reserves;

•	geological risk associated with accessing and recovering new quantities of reserves;

•	transportation risk in respect of the ability to transport oil and natural gas to market;

•	marketability of oil and natural gas;

•	the ability to attract and retain employees; and

•	environmental, health and safety risks.

The midstream industry is also subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price fluctuations;

•	regulatory intervention in determining processing fees and tariffs; and

•	reliance on significant customers.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;

•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;

•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;

•	adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on funds flow from operations available for distribution;

•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;

•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

Provident Energy Trust 2007 Second Quarter Results
p 38

•	maintaining a low cost structure to maximize funds flow from operations and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for each quarter in the six months ended June 30, 2007 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2
TSE – PVE.UN (Cdn$)
High	$13.02	$13.57
Low	$11.63	$12.38
Close	$12.50	$12.52
Volume (000s)	16,531	29,522
NYSE – PVX (US$)
High	$11.24	$12.20
Low	$9.97	$10.76
Close	$10.83	$11.89
Volume (000s)	54,407	61,559

Provident Energy Trust 2007 Second Quarter Results
p 39

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2007
	First	Second	Year-to-
	Quarter	Quarter	Date
Financial - consolidated
Revenue	$587,675	$504,468	$1,092,143
Funds flow from operations	$97,128	$105,710	$202,838
Net income (loss)	$50,306	$(41,046)	$9,260
Net income (loss) per unit - basic and diluted	$0.24	$(0.19)	$0.04
Unitholder distributions	$76,271	$80,236	$156,507
Distributions per unit	$0.36	$0.36	$0.72

Oil and gas production
Cash revenue	$125,777	$139,453	$265,230
Earnings before interest, DD&A, taxes	$54,736	$75,783	$130,519
and other non-cash items
Funds flow from operations	$47,636	$68,934	$116,570
Net (loss) income	$(8,745)	$95,992	$87,247
Midstream services and marketing
Cash revenue	$453,272	$397,713	$850,985
Earnings before interest, DD&A, taxes	$62,941	$43,181	$106,122
and other non-cash items
Funds flow from operations	$49,492	$36,776	$86,268
Net income (loss)	$59,051	$(137,038)	$(77,987)

Operating
Oil and gas production
Light/medium oil (bpd)	14,071	15,557	14,816
Heavy oil (bpd)	1,669	1,918	1,794
Natural gas liquids (bpd)	1,444	1,344	1,394
Natural gas (mcfd)	91,432	96,449	93,955
Oil equivalent (boed)	32,423	34,893	33,663

Average selling price net of transportation expense (Cdn$)
Light/medium oil per bbl	$57.21	$59.44	$58.37
(before realized financial derivative instruments)
Light/medium oil per bbl	$59.93	$59.39	$59.66
(including realized financial derivative instruments)
Heavy oil per bbl	$34.69	$42.32	$38.79
(before realized financial derivative instruments)
Heavy oil per bbl	$34.69	$42.32	$38.79
(including realized financial derivative instruments)
Natural gas liquids per barrel	$48.86	$52.56	$50.66
Natural gas per mcf	$7.48	$7.25	$7.36
(before realized financial derivative instruments)
Natural gas per mcf	$7.37	$7.18	$7.28
(including realized financial derivative instruments)

Midstream
Midstream NGL sales volumes (bpd)	125,033	109,713	117,331

Provident Energy Trust 2007 Second Quarter Results
p 40

Segmented information by quarter
($ 000s except for per unit and operating amounts)			2006
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$553,706	$424,439	$661,022	$548,086	$2,187,253
Funds flow from operations	$78,906	$110,990	$120,089	$122,679	$432,664
Net income (loss)	$24,200	$21,371	$120,850	$(25,501)	$140,920
Net income (loss) per unit - basic	$0.13	$0.11	$0.61	$(0.12)	$0.72
Net income (loss) per unit - diluted	$0.13	$0.11	$0.58	$(0.12)	$0.72
Unitholder distributions	$68,350	$68,572	$70,970	$75,573	$283,465
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production
Cash revenue	$114,020	$125,744	$116,682	$125,135	$481,581
Earnings before interest, DD&A, taxes	$64,313	$77,698	$67,750	$66,497	$276,258
and other non-cash items
Funds flow from operations	$52,813	$71,867	$61,471	$62,147	$248,298
Net income (loss)	$36,484	$25,980	$38,117	$(14,530)	$86,051
Midstream services and marketing
Cash revenue	$474,515	$367,624	$459,603	$447,244	$1,748,986
Earnings before interest, DD&A, taxes	$32,813	$46,438	$65,958	$74,422	$219,631
and other non-cash items
Funds flow from operations	$26,093	$39,123	$58,618	$60,532	$184,366
Net income (loss)	$(12,284)	$(4,609)	$82,733	$(10,971)	$54,869

Operating
Oil and gas production
Light/medium oil (bpd)	14,541	13,923	13,955	13,899	14,114
Heavy oil (bpd)	2,506	2,011	2,004	1,838	2,057
Natural gas liquids (bpd)	1,527	1,475	1,326	1,345	1,419
Natural gas (mcfd)	78,274	80,084	80,991	100,029	84,891
Oil equivalent (boed)	31,620	30,756	30,784	33,753	31,739

Average selling price net of transportation expense (Cdn$)
Light/medium oil per bbl	$54.80	$69.76	$62.95	$54.59	$60.32
(before realized financial derivative instruments)
Light/medium oil per bbl	$53.40	$68.00	$60.72	$55.56	$59.22
(including realized financial derivative instruments)
Heavy oil per bbl	$22.87	$50.42	$48.15	$25.82	$36.80
(before realized financial derivative instruments)
Heavy oil per bbl	$22.82	$50.42	$48.15	$25.82	$36.78
(including realized financial derivative instruments)
Natural gas liquids per barrel	$53.91	$54.20	$52.03	$47.49	$51.98
Natural gas per mcf	$8.00	$6.10	$5.88	$6.71	$6.66
(before realized financial derivative instruments)
Natural gas per mcf	$7.85	$6.41	$6.24	$7.12	$6.91
(including realized financial derivative instruments)

Midstream
Midstream NGL sales volumes (bpd)	130,735	100,284	114,839	112,853	114,629

Provident Energy Trust 2007 Second Quarter Results
p 41

Segmented information by quarter
($ 000s except for per unit and operating amounts)			2005
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$322,023	$300,504	$295,060	$442,687	$1,360,274
Funds flow from operations	$64,137	$64,435	$86,318	$96,298	$311,188
Net income (loss)	$(2,783)	$26,822	$18,386	$54,501	$96,926
Net income (loss) per unit - basic and diluted	$(0.02)	$0.17	$0.11	$0.32	$0.61
Unitholder distributions	$51,734	$57,001	$59,333	$62,646	$230,714
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44
Oil and gas production
Cash revenue	$100,447	$104,478	$124,073	$117,710	$446,708
Earnings before interest, DD&A, taxes	$59,262	$63,584	$81,670	$73,976	$278,492
and other non-cash items
Funds flow from operations	$48,937	$53,868	$74,139	$68,006	$244,950
Net income (loss)	$(15,046)	$14,681	$10,702	$30,437	$40,774
Midstream services and marketing
Cash revenue	$245,338	$186,635	$180,875	$293,034	$905,882
Earnings before interest, DD&A, taxes	$16,380	$11,765	$12,978	$29,566	$70,689
and other non-cash items
Funds flow from operations	$15,200	$10,567	$12,179	$28,292	$66,238
Net income	$12,263	$12,141	$7,684	$24,064	$56,152
Operating
Oil and gas production
Light/medium oil (bpd)	14,388	15,891	15,583	14,051	14,979
Heavy oil (bpd)	5,547	4,644	4,075	3,195	4,358
Natural gas liquids (bpd)	1,756	1,454	1,523	1,653	1,596
Natural gas (mcfd)	80,466	79,126	75,523	73,363	77,095
Oil equivalent (boed)	35,102	35,177	33,768	31,126	33,782
Average selling price net of transportation expense (Cdn$)
Light/medium oil per bbl	$49.32	$51.20	$62.95	$55.31	$54.69
(before realized financial derivative instruments)
Light/medium oil per bbl	$40.93	$42.18	$49.82	$42.52	$43.90
(including realized financial derivative instruments)
Heavy oil per bbl	$25.85	$26.03	$46.74	$28.62	$31.33
(before realized financial derivative instruments)
Heavy oil per bbl	$25.78	$26.03	$46.74	$28.62	$31.31
(including realized financial derivative instruments)
Natural gas liquids per barrel	$45.30	$47.75	$54.27	$49.44	$49.09
Natural gas per mcf	$6.76	$7.29	$8.43	$11.44	$8.43
(before realized financial derivative instruments)
Natural gas per mcf	$6.74	$7.13	$8.03	$11.22	$8.23
(including realized financial derivative instruments)

Provident Energy Trust 2007 Second Quarter Results
p 42

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
(unaudited)
	As at	As at
	June 30,	December 31,
	2007	2006
Assets
Current assets
Cash and cash equivalents	$9,019	$10,302
Accounts receivable	289,761	270,135
Petroleum product inventory	118,154	85,868
Prepaid expenses	13,456	16,381
Financial derivative instruments	7,707	12,909
	438,097	395,595
Investments	2,847	4,320
Deferred financing charges	-	12,351
Long-term financial derivative instruments	124	171
Property, plant and equipment	3,026,489	2,333,537
Intangible assets	185,941	193,592
Goodwill	518,023	431,353
	$4,171,521	$3,370,919
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$342,152	$295,003
Cash distributions payable	26,258	21,506
Distributions payable to non-controlling interests	-	677
Financial derivative instruments	36,871	22,602
	405,281	339,788
Long-term debt - revolving term credit facilities (note 4)	875,803	702,993
Long-term debt - convertible debentures (note 4)	278,449	285,792
Asset retirement obligation (note 5)	55,720	49,614
Long-term financial derivative instruments	49,927	43,336
Other long-term liabilities (note 8)	20,509	16,305
Future income taxes	519,249	309,006
Non-controlling interests (note 6)
USOGP operations	205,365	81,111

Unitholders’ equity
Unitholders’ contributions (note 7)	2,636,356	2,254,048
Convertible debentures equity component	18,490	18,522
Contributed surplus (note 8)	935	1,315
Accumulated other comprehensive income	(58,699)	(42,294)
Accumulated income	247,468	238,208
Accumulated cash distributions	(1,083,332)	(926,825)
	1,761,218	1,542,974
	$4,171,521	$3,370,919

Provident Energy Trust 2007 Second Quarter Results
p 43

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)
(unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Revenue
Revenue	$548,205	$504,697	$1,126,759	$1,094,669
Realized loss on financial derivative instruments	(11,039)	(11,329)	(10,544)	(12,766)
Unrealized loss on financial derivative instruments	(32,698)	(68,929)	(24,072)	(103,758)
	504,468	424,439	1,092,143	978,145
Expenses
Cost of goods sold	344,360	304,116	719,361	726,845
Production, operating and maintenance	44,539	44,037	90,861	88,043
Transportation	4,814	4,085	11,463	9,843
Depletion, depreciation and accretion	79,385	53,103	152,929	106,013
General and administrative (note 8)	32,973	25,371	63,090	43,823
Interest on bank debt	9,791	7,532	19,642	14,170
Interest and accretion on convertible debentures	6,386	6,053	12,809	12,147
Amortization of deferred financing charges	-	919	-	1,837
Foreign exchange loss (gain) and other	433	328	641	(367)
Dilution gain (note 6)	(98,592)	-	(98,592)	-
	424,089	445,544	972,204	1,002,354

Income (loss) before taxes and non-controlling interests	80,379	(21,105)	119,939	(24,209)
Capital tax expense (recovery)	630	(683)	888	603
Current and withholding tax (recovery) expense	(2,247)	881	3,130	5,724
Future income tax expense (recovery) (note 9)	125,196	(41,137)	112,311	(74,975)
	123,579	(40,939)	116,329	(68,648)
Net (loss) income before non-controlling interests	(43,200)	19,834	3,610	44,439
Non-controlling interests
USOGP operations	(2,154)	(1,652)	(5,650)	(1,382)
Exchangeable shares	-	115	-	250

Net (loss) income	(41,046)	21,371	9,260	45,571

Accumulated income, beginning of period	$288,514	$121,488	$238,208	$97,288
Accumulated income, end of period	$247,468	$142,859	$247,468	$142,859
Net (loss) income per unit – basic	$(0.19)	$0.11	$0.04	$0.24
Net (loss) income per unit – diluted	$(0.19)	$0.11	$0.04	$0.24

Provident Energy Trust 2007 Second Quarter Results
p 44

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian Dollars (000s)
(unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Cash provided by operating activities
Net (loss) income for the period	$(41,046)	$21,371	$9,260	$45,571
Add (deduct) non-cash items:
Depletion, depreciation and accretion	79,385	53,103	152,929	106,013
Non-cash interest expense and other	1,306	1,556	2,666	3,115
Non-cash unit based compensation (note 8)	8,482	7,970	4,904	7,347
Unrealized loss on financial derivative instruments	32,698	68,929	24,072	103,758
Unrealized foreign exchange loss and other	435	735	938	199
Future income tax expense (recovery)	125,196	(41,137)	112,311	(74,975)
Dilution gain (note 6)	(98,592)	-	(98,592)	-
Net loss attributable to non-controlling interests	(2,154)	(1,537)	(5,650)	(1,132)
Cash flow from operations before changes in working capital
and site restoration expenditures	105,710	110,990	202,838	189,896
Site restoration expenditures	(524)	(1,008)	(1,750)	(2,151)
Change in non-cash operating working capital	(19,287)	(96,372)	35,382	(6,213)
	85,899	13,610	236,470	181,532

Cash provided by (used for) financing activities
Increase (decrease) in long-term debt	137,248	76,106	129,092	(1,830)
Distributions to unitholders	(80,236)	(68,572)	(156,507)	(136,922)
Distributions to non-controlling interests	(3,552)	(754)	(7,139)	(1,110)
Issue of trust units, net of issue costs	365,634	10,393	381,227	20,569
Contributions by non-controlling interests	237,647	2,675	240,128	2,675
Change in non-cash financing working capital	4,349	554	4,176	(517)
	661,090	20,402	590,977	(117,135)

Cash used for investing activities
Capital expenditures	(47,123)	(37,360)	(99,440)	(91,268)
Capitol Energy acquisition (note 3)	(467,850)	-	(467,850)	-
Acquisition of Midstream NGL business	-	(2,300)	-	(2,300)
Oil and gas property acquisitions, net	(216,151)	1,179	(260,153)	(216)
Proceeds on sale of assets	-	-	7,624	11,517
Reclamation fund contributions	(524)	(631)	(1,750)	(1,274)
Reclamation fund withdrawals	524	1,008	1,750	2,151
Change in non-cash investing working capital	(9,309)	(869)	(8,911)	(12,007)
	(740,433)	(38,973)	(828,730)	(93,397)

Increase (decrease) in cash and cash equivalents	6,556	(4,961)	(1,283)	(29,000)
Cash and cash equivalents beginning of period	2,463	8,074	10,302	32,113
Cash and cash equivalents end of period	$9,019	$3,113	$9,019	$3,113

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$15,451	$17,689	$28,856	$30,279
Cash taxes paid	$1,012	$2,412	$8,799	$7,346

Provident Energy Trust 2007 Second Quarter Results
p 45

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian Dollars (000s)
(unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Net (loss) income	$(41,046)	$21,371	$9,260	$45,571

Other comprehensive income, net of taxes
Foreign currency translation adjustments	(11,485)	(11,890)	(15,124)	(10,728)
Unrealized loss on available-for-sale investments
(net of taxes of $58 and $192, respectively)	(492)	-	(1,281)	-
	(11,977)	(11,890)	(16,405)	(10,728)
Comprehensive (loss) income	$(53,023)	$9,481	$(7,145)	$34,843

Accumulated other comprehensive income, beginning of period	(46,722)	(40,623)	(42,294)	(41,785)
Other comprehensive income	(11,977)	(11,890)	(16,405)	(10,728)
Accumulated other comprehensive income, end of period	$(58,699)	$(52,513)	$(58,699)	$(52,513)
Accumulated income, end of period	247,468	142,859	247,468	142,859

Total accumulated income and accumulated other comprehensive
income, end of period	$188,769	$90,346	$188,769	$90,346

Provident Energy Trust 2007 Second Quarter Results
p 46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in Cdn$000’s, except unit and per unit amounts)
(unaudited)

June 30, 2007

The Interim Consolidated Financial Statements of Provident Energy Trust (“the Trust”) have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Trust’s audited Financial Statements and notes for the year ended December 31, 2006.

1.	Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of the Trust for the year ended December 31, 2006 and are consistent with policies adopted in the second quarter of 2006, except as described in note 2. Certain comparative numbers have been reclassified to conform with the current period’s presentation.

2.	Changes in accounting policies and practices

Financial instruments

Effective January 1, 2007, Provident adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) related to the new financial instruments accounting framework, which encompasses the following new CICA Handbook sections: 3855 Financial Instruments – Recognition and Measurement, 1530 Comprehensive income, and 3861 Financial Instruments – Disclosure and Presentation. The CICA Handbook section 3865 Hedges is effective January 1, 2007, however, Provident has elected not to apply hedge accounting, consistent with prior periods.

These new Handbook sections provide comprehensive requirements for the recognition and measurement of financial instruments, and introduce a new component of equity referred to as accumulated other comprehensive income (“AOCI”). In accordance with the transitional provisions of all of the new sections, the comparative interim consolidated financial statements have not been restated, except that the “Cumulative translation adjustment” has been reclassified to “Accumulated other comprehensive income”.

Under these new standards, all financial instruments, including derivatives, are recognized on the Trust’s Consolidated Balance Sheet. Derivatives are measured at fair value with unrealized gains and losses reported in net income. Investments are measured at fair value, with reference to published price quotations, and unrealized gains and losses are reported in AOCI. The Trust’s other financial instruments (accounts receivable, accounts payable, and long-term debt) are measured at amortized cost using the effective interest rate method. Transaction costs are included with the associated financial instrument and amortized accordingly.

Several adjustments in the Trust’s consolidated financial statements were required upon transition to the new financial instruments framework, which were the following:

Long-term debt and deferred financing charges

Prior to the adoption of the new standards, financing charges related to long-term debt were included in “Deferred financing charges” on the Trust’s Consolidated Balance Sheet, and recognized in net income over the life of the debt.

Under the transitional provisions of Handbook section 3855 Financial Instruments – Recognition and Measurement, the Trust’s long-term debt – revolving credit facilities is now recorded at amortized cost using the effective interest rate method. The related financing charges have been included in the cost of the long-term debt. As a result of these changes, “Deferred financing charges” of $3.0 million, and prepaid interest of $8.5 million, which were previously recorded as assets of the Trust, were reclassified to “Long-term debt – revolving credit facilities” on the Consolidated Balance Sheet. The accounting treatment for “Long-term debt – convertible debentures” is the same as in prior periods, except that related deferred financing charges are now included in the carrying amount. Deferred financing charges of $9.4 million were reclassified to “Long-term debt – convertible debentures” on the Consolidated Balance Sheet.

Provident Energy Trust 2007 Second Quarter Results
p 47

Comprehensive income

The interim consolidated financial statements now include a new Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income. Other comprehensive income includes foreign currency translation adjustments relating to self-sustaining foreign operations and unrealized gains and losses on available- for-sale investments, net of the related future income tax on those items.

3.	Acquisitions

(i)	Acquisition of Capitol

On June 19, 2007, Provident acquired Capitol Energy Resources Ltd. (“Capitol”) for cash consideration of $467.9 million. Capitol was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed

Net assets acquired and liabilities assumed
Property, plant and equipment	$522,707
Goodwill	86,670
Working capital, net	17,033
Bank debt	(53,100)
Financial derivative instruments	(621)
Asset retirement obligation	(1,752)
Future income taxes	(103,087)
$467,850
Consideration
Acquisition costs	$1,470
Cash	466,380
$467,850
The Capitol acquisition was financed by the issuance of 29,313,727 trust units at $12.75 per unit and Provident’s credit facility.

(ii)	MLP acquisitions

In May 2007, BreitBurn Energy Partners L.P. (the “MLP”) completed two oil and gas property acquisitions, one in Florida for cash consideration of USD $107.3 million and one in California for cash consideration of USD $92.4 million.  The transactions were accounted for as asset purchases with the allocation of cost as follows (in Canadian dollars):

Property, plant and equipment	$204,760
Intangible assets	3,591
Inventory	11,282
Other working capital, net	(821)
Asset retirement obligation	(4,708)
$214,104
The acquisitions were financed by the issue of units by the MLP to institutional investors (see note 6).

4	. Long-term debt

	As at	As at
	June 30, 2007	December 31, 2006
Revolving term credit facilities	$875,803	$702,993
Convertible debentures	278,449	285,792
	$1,154,252	$988,785

(i)	Revolving term credit facility

At June 30, 2007 Provident had $1,125 million and USD $212.7 million term credit facilities (December 31, 2006 - $925 million and USD $158 million).  At June 30, 2007, $844.3 million was drawn on the Canadian facility and $34.6 million was drawn on the USD facility. Included in the carrying value at June 30, 2007 were financing costs of $3.1 million.

Provident Energy Trust 2007 Second Quarter Results
p 48

At June 30, 2007 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $35.6 million.  The guarantees totaled $31.9 million at December 31, 2006.

(ii)	Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units. For the three and six month periods ended June 30, 2007, $0.4 million and $0.6 million, respectively, of the face value of debentures were converted to trust units at the election of debenture holders (2006 - $2.6 million and $3.2 million, respectively). Included in the carrying value at June 30, 2007 were financing costs of $8.1 million. The following table details each convertible debenture:

	As at		As at
Convertible Debentures	June 30, 2007		December 31, 2006
						Conversion
	Carrying	Face	Carrying	Face		Price per
($ 000s except conversion pricing)	Value(1)	Value	Value(1)	Value	Maturity Date	unit(2)
6.5% Convertible Debentures	$139,246	$150,000	$142,860	$150,000	April 30, 2011	14.75
6.5% Convertible Debentures	90,758	99,024	93,134	99,024	Aug. 31, 2012	13.75
8.0% Convertible Debentures	24,274	25,109	24,402	25,114	July 31, 2009	12.00
8.75% Convertible Debentures	24,171	25,350	25,396	25,972	Dec. 31, 2008	11.05
	$278,449	$299,483	$285,792	$300,110
(1)	Excluding equity component of convertible debentures
(2)	The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit

5.	Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and the midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust’s credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

	Three months ended		Six months ended
	June 30,		June 30,
($000s)	2007	2006	2007	2006
Carrying amount, beginning of period	$50,112	$40,530	$49,614	$41,133
Acquisitions	6,460	-	6,460	-
Change in estimate	-	-	-	157
Increase in liabilities incurred during the period	288	442	1,090	704
Settlement of liabilities during the period	(524)	(1,008)	(1,750)	(2,151)
Decrease in liabilities due to disposition	(449)	-	(449)	(773)
Accretion of liability	1,145	839	2,252	1,685
Foreign currency translation adjustments	(1,312)	(508)	(1,497)	(460)
Carrying amount, end of period	$55,720	$40,295	$55,720	$40,295

6	.	Non-controlling interests – USOGP

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Non-controlling interests, beginning of period	$76,509	$11,799	$81,111	$11,885
Net loss attributable to non-controlling interests	(2,154)	(1,652)	(5,650)	(1,382)
Distributions to non-controlling interests	(3,552)	(754)	(7,139)	(1,110)
Investments by non-controlling interests	140,651	2,675	143,132	2,675
Foreign currency translation adjustment	(6,089)	-	(6,089)	-
Non-controlling interests, end of period	$205,365	$12,068	$205,365	$12,068
Accumulated (loss) income attributable to non-controlling
interests	$(136)	$1,137	$(136)	$1,137

Provident Energy Trust 2007 Second Quarter Results
p 49

A non-controlling interest arose from Provident’s June 15, 2004 acquisition of 92 percent of BreitBurn Energy Company L.P. (BreitBurn) of Los Angeles, California.  Additional investments since June 2004 by Provident in BreitBurn have reduced this non-controlling interest percentage at June 30, 2007 to approximately 4.2 percent (December 31, 2006 – 4.4 percent).  This non-controlling interest increased by $1.6 million, during the second quarter, due to investments made by Provident.

In the second quarter of 2006, a USOGP subsidiary began a land development project with a partner.  The subsidiary has a 20 percent interest, with the partner holding 80 percent. Because the subsidiary stands to receive a majority share of the future proceeds, Provident is consolidating the results in its financial statements, with the partner’s interest recorded as non-controlling interest.  Contributions by the non-controlling interest were $0.1 million in the quarter ended June 30, 2007 (2006 – $2.7 million) and were $2.6 million year-to-date (2006 - $2.7 million).

In the fourth quarter of 2006, Provident’s subsidiary, BreitBurn Energy Partners, L.P. (the “MLP”) completed its initial public offering.  BreitBurn transferred oil and gas properties comprising approximately half of its proved reserves and two thirds of its daily production to the MLP.  The offering of 6.9 million common units at U.S. $18.50 per unit initially resulted in approximately 34 percent of the MLP held by partners not related to Provident. During the second quarter of 2007, the MLP issued 7.0 million common units to third parties for proceeds of $237.5 million. As a result of this transaction, Provident’s interest in the MLP decreased from approximately 66 percent to approximately 50 percent, resulting in a dilution gain of $98.6 million recorded in the consolidated statement of operations. Provident, through its 95.6 percent general partnership interest, continues to control and consolidate the MLP. This non-controlling interest balance increased by $138.9 million, during the second quarter, reflecting the non-controlling interest ownership change from approximately 34 percent to approximately 50 percent.

7	.	Unitholders’ contributions

The Trust has authorized capital of an unlimited number of common voting trust units.
		Six months ended June 30,
	2007			2006
Trust Units	Number of	Amount		Number of	Amount
	units	(000s	)	units	(000s	)
Balance at beginning of period	211,228,407	$2,254,048		188,772,788	$1,971,707
Issued for cash	29,313,727	373,750		-	-
Exchangeable share conversions	-	-		109,934	1,417
Issued pursuant to unit option plan	628,437	6,520		388,327	3,629
Issued pursuant to the distribution reinvestment plan	1,504,676	17,712		1,200,020	14,298
To be issued pursuant to the distribution
reinvestment plan	224,779	2,868		225,000	2,848
Debenture conversions	56,699	646		286,942	3,294
Unit issue costs	-	(19,188)		-	-
Balance at end of period	242,956,725	$2,636,356		190,983,011	$1,997,193

The per trust unit amounts for the quarter ended June 30, 2007 were calculated based on the weighted average number of units outstanding of 216,844,738 (2006 – 190,235,951). The diluted per trust unit amounts for 2007 are calculated including an additional 240,252 trust units (2006 – 513,472) for the dilutive effect of the unit option plan. Provident’s convertible debentures are not included in the computation of diluted earnings per unit as their effect is anti-dilutive.

The per trust unit amounts for the six months ended June 30, 2007 were calculated based on the weighted average number of units outstanding of 214,300,704 (2006 – 189,686,806). The diluted per trust unit amounts for 2007 are calculated including an additional 240,252 trust units (2006 – 513,472) for the dilutive effect of the unit option plan. Provident’s convertible debentures are not included in the computation of diluted earnings per unit as their effect is anti-dilutive.

Provident Energy Trust 2007 Second Quarter Results
p 50

8.	Unit based compensation

(i)	Restricted/Performance units

As of June 30, 2007 there were 1,364,823 RTUs and 4,643,271 PTUs outstanding (December 31, 2006 – 571,423 RTUs and 1,704,234 PTUs). The fair value estimate associated with the RTUs and PTUs is expensed in the statement of operations over the vesting period. At June 30, 2007, $8.8 million (December 31, 2006 - $2.3 million) is included in accounts payable and accrued liabilities for this plan and $16.7 million (December 31, 2006 - $13.3 million) is included in other long-term liabilities. The following table reconciles the expense recorded for RTUs and PTUs.

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Cash general and administrative	$25	$266	$1,973	$674
Non-cash unit based compensation
(included in general and administrative)	4,720	2,626	9,358	3,821
Operating expense	468	-	806	-
	$5,213	$2,892	$12,137	$4,495

(ii)	Unit option plan

	Six months ended June 30,
	2007		2006
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	2,114,808	$11.09	3,205,625	$11.11
Exercised	(628,437)	11.16	(388,327)	10.86
Forfeited	(10,288)	11.29	(14,332)	10.59
Outstanding, end of period	1,476,083	11.02	2,802,966	11.14
Exercisable, end of period	1,434,087	$11.05	2,084,195	$11.18

At June 30, 2007, the Trust had 1,476,083 options outstanding (June 30, 2006 – 2,802,966) with strike prices ranging from $10.49 to $12.14 per unit (June 30, 2006 - $10.49 and $12.14 per unit). The weighted average remaining contractual life of the options was 1.23 years (June 30, 2006 – 1.77 years) and the weighted average exercise price was $11.02 per unit (June 30, 2006 - $11.14 per unit) excluding average potential reductions to the strike prices of $1.56 per unit (June 30, 2006 - $1.37 per unit).

The following table reconciles the movement in the contributed surplus balance.

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Contributed surplus, beginning of the period	$1,015	$1,693	$1,315	$1,675
Non-cash unit based compensation (included in general and administrative)	18	82	55	222
Benefit on options exercised charged to unitholders’ equity	(98)	(83)	(435)	(205)
Contributed surplus, end of period	$935	$1,692	$935	$1,692

(iii)	Unit appreciation rights

At June 30, 2007, $0.8 million (December 31, 2006 - $2.5 million) is included in accounts payable and accrued liabilities for this plan and $0.1 million (December 31, 2006 - $0.1 million) is included in other long-term liabilities. The following table reconciles the expense recorded for UARs.

Provident Energy Trust 2007 Second Quarter Results
p 51

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Cash general and administrative	$776	$59	$1,690	$59
Non-cash unit based compensation (included in general and administrative)	(598)	219	(1,474)	923
	$178	$278	$216	$982
(1) A cash payment of $0.9 million in the first quarter of 2007 resulted in an adjustment to the weighted average exercise price.

	Six months ended June 30,
	2007		2006

	Number of Unit Appreciation Rights	Weighted Average Exercise Price (U.S.$)	Number of Unit Appreciation Rights	Weighted Average Exercise Price (U.S.$)
Outstanding, beginning of period	472,521	$8.41	768,693	$8.34
Granted	-	-	-	-
Exercised	(127,685)	9.25	(30,002)	8.00
Forfeited	-	-	-	-
Outstanding, end of period (1)	344,836	$9.46	738,691	$8.35
Exerciseable, end of period	287,507	$9.39	313,705	$9.26
Weighted average remaining contract life (years)	1.21		2.09
Average potential reductions to exercise price	$0.26		$0.89
(1) A cash payment of $0.9 million in the first quarter of 2007 resulted in an adjustment to the weighted average exercise price.

(iv)	Other unit based compensation

At June 30, 2007 there were 2,755,566 notional units outstanding under the key employee plan (December 31, 2006 – 2,755,566) which vest one third three years after grant date, one third four years after grant date and one third five years after grant date.  There were 6,234,932 notional units outstanding under the phantom unit plan (December 31, 2006 – 12,984,001) of which all notional units vest immediately and are payable 90 days from the fiscal year-end.  At June 30, 2007, $8.6 million (December 31, 2006 - $13.4 million) is included in accounts payable and accrued liabilities for these plans, and $3.7 million (December 31, 2006 - $2.9 million) is included in other long-term liabilities. The following table reconciles the expense recorded for the other unit based compensation plans.

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Cash general and administrative	$-	$-	$11,189	$3,807
Non-cash unit based compensation
(included in general and administrative)	4,342	5,043	(3,035)	2,381
	$4,342	$5,043	$8,154	$6,188

9.	Future income taxes

In the second quarter of 2007, future income tax expense includes $104.7 million relating to the enactment of Bill C-52, Budget Implementation Act 2007 by the Canadian government. This bill contains legislation to tax publicly traded trusts including Provident. As a result of this legislation, the Trust is now required to record the future tax effect of the temporary differences on its flow through entities that are expected to reverse subsequent to 2010. The Trust has recorded the future income tax provision relating to this legislation as a rate change resulting in incremental future income tax expense of $104.7 million.

Although the Trust believes it will be subject to additional tax under the new legislation, the estimated effective tax rate on temporary difference reversals after 2011 may change in future periods. As the legislation is new, future technical interpretations of the legislation could occur and could materially affect management’s estimate of the future income tax liability.

Provident Energy Trust 2007 Second Quarter Results
p 52

The amount and timing of reversals of temporary differences will also depend on the Trust’s future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy. A significant change in any of the preceding assumptions could materially affect the Trust’s estimate of the future tax liability.

10. Segmented Information

The Trust’s business activities are conducted through three business segments: Canadian oil and natural gas production, United States oil and natural gas production and Midstream.

Oil and natural gas production in Canada and the United States includes exploitation, development and production of crude oil and natural gas reserves. Midstream includes fractionation, transportation, loading and storage of natural gas liquids, and marketing of crude oil and natural gas liquids.

Geographically the Trust operates in Canada and the USA in the oil and gas production business segment. The geographic components have been presented as well as the midstream business that operates in both Canada and the U.S.A.

Provident Energy Trust 2007 Second Quarter Results
p 53

	Three months ended June 30, 2007
	Canada Oil and	United States Oil
	Natural Gas and	Natural Gas	Total Oil and
	Production	Production	Natural Gas
	(COGP)	(USOGP)	Production	Midstream (1)	Total
Revenue
Gross production revenue	$112,458	$53,774	$166,232	$-	$166,232
Royalties	(21,087)	(5,050)	(26,137)	-	(26,137)
Product sales and service revenue	-	-	-	408,110	408,110
Realized (loss) gain on financial derivative
instruments	(1,343)	701	(642)	(10,397)	(11,039)
	90,028	49,425	139,453	397,713	537,166

Expenses
Cost of goods sold	-	5,739	5,739	338,621	344,360
Production, operating and maintenance	25,104	15,438	40,542	3,997	44,539
Transportation	1,586	439	2,025	2,789	4,814
Foreign exchange gain and other	(2)	-	(2)	-	(2)
Cash general and administrative	7,883	7,483	15,366	9,125	24,491
	34,571	29,099	63,670	354,532	418,202
Earnings before interest, taxes, depletion,
depreciation, accretion and other non-cash items	55,457	20,326	75,783	43,181	118,964
Other revenue
Unrealized gain (loss) on financial derivative
instruments	12,355	(8,952)	3,403	(36,101)	(32,698)

Other expenses
Depletion, depreciation and accretion	58,272	9,960	68,232	11,153	79,385
Interest on bank debt	2,050	1,591	3,641	6,150	9,791
Interest and accretion on convertible debentures	936	2,640	3,576	2,810	6,386
Amortization of deferred financing charges	-	-	-	-	-
Unrealized foreign exchange loss (gain) and other	(917)	-	(917)	1,352	435
Dilution gain	-	(98,592)	(98,592)	-	(98,592)
Non-cash unit based compensation	2,025	3,872	5,897	2,585	8,482
Internal management charge	(378)	378	-	-	-
Capital taxes	630	-	630	-	630
Current and withholding taxes	3	(587)	(584)	(1,663)	(2,247)
Future income tax (recovery) expense (2)	(45,238)	48,703	3,465	121,731	125,196
	17,383	(32,035)	(14,652)	144,118	129,466
Non-controlling interest - USOGP	-	(2,154)	(2,154)	-	(2,154)
Non-controlling interest - Exchangeables	-	-	-	-	-
Net (loss) income for the period	$50,429	$45,563	$95,992	$(137,038)	$(41,046)
(1)	Included in the Midstream segment is product sales and service revenue of $43.0 million associated with U.S. operations.
(2)	Future income tax (recovery) expense includes a charge of $104.7 million relating to the enactment of Bill C-52, Budget Implementation Act 2007 by the Canadian government (see note 9).

Provident Energy Trust 2007 Second Quarter Results
p 54

	As at and for three months ended June 30, 2007
	Canada Oil and	United States
	Natural Gas	Oil and Natural	Total Oil and
	Production	Gas Production	Natural Gas
	(COGP)	(USOGP)	Production	Midstream	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$1,693,767	$603,462	$2,297,229	$729,260	$3,026,489
Intangible assets	-	3,477	3,477	182,464	185,941
Goodwill	417,614	-	417,614	100,409	518,023
Capital Expenditures
Capital Expenditures	21,616	19,763	41,379	5,744	47,123
Corporate acquisitions	467,850	-	467,850	-	467,850
Oil and gas property acquisitions, net	1,028	215,123	216,151	-	216,151
Goodwill additions	86,670	-	86,670	-	86,670
Working capital
Accounts receivable	76,197	32,245	108,442	181,319	289,761
Petroleum product inventory	-	8,158	8,158	109,996	118,154
Accounts payable and accrued liabilities	97,129	51,027	148,156	193,996	342,152
Long-term debt	$253,935	$150,053	$403,988	$750,264	$1,154,252

Provident Energy Trust 2007 Second Quarter Results
p 55

	Three months ended June 30, 2006
	Canada Oil and	United States
	Natural Gas	Oil and Natural	Total Oil and
	Production	Gas Production	Natural Gas
	(COGP)	(USOGP)	Production	Midstream(1)	Total
Revenue
Gross production revenue	$103,825	$47,571	$151,396	-	$151,396
Royalties	(20,910)	(4,722)	(25,632)	-	(25,632)
Product sales and service revenue	-	-	-	378,933	378,933
Realized (loss) gain on financial derivative
instruments	1,203	(1,223)	(20)	(11,309)	(11,329)
	84,118	41,626	125,744	367,624	493,368
Expenses
Cost of goods sold	-	-	-	304,116	304,116
Production, operating and maintenance	23,177	12,366	35,543	8,494	44,037
Transportation	1,681	-	1,681	2,404	4,085
Foreign exchange gain and other	(233)	-	(233)	(174)	(407)
Cash general and administrative	4,747	6,308	11,055	6,346	17,401
	29,372	18,674	48,046	321,186	369,232

Earnings before interest, taxes, depletion,
depreciation, accretion and other non-cash items	54,746	22,952	77,698	46,438	124,136
Other revenue
Unrealized gain (loss) on financial derivative
instruments	(5,767)	(15,412)	(21,179)	(47,750)	(68,929)

Other expenses
Depletion, depreciation and accretion	34,440	7,843	42,283	10,820	53,103
Interest on bank debt	2,034	1,430	3,464	4,068	7,532
Interest and accretion on convertible debentures	1,635	1,150	2,785	3,268	6,053
Amortization of deferred financing charges	248	175	423	496	919
Unrealized foreign exchange loss (gain) and other	-	-	-	735	735
Dilution gain	-	-	-	-	-
Non-cash unit based compensation	1,483	5,554	7,037	933	7,970
Internal management charge	(252)	252	-	-	-
Capital taxes	(583)	-	(583)	(100)	(683)
Current and withholding taxes	(3,439)	3,872	433	448	881
Future income tax recovery	(21,870)	(1,921)	(23,791)	(17,346)	(41,137)
	13,696	18,355	32,051	3,322	35,373
Non-controlling interest - USOGP	-	(1,652)	(1,652)	-	(1,652)
Non-controlling interest - Exchangeables	189	(49)	140	(25)	115

Net (loss) income for the period	$35,094	$(9,114)	$25,980	$(4,609)	$21,371
(1) Included in the Midstream segment is product sales and service revenue of $51.9 million associated with U.S. operations.

Provident Energy Trust 2007 Second Quarter Results
p 56

	As at and for the three months ended June 30, 2006
	Canada Oil and	United States
	Natural Gas	Oil and Natural	Total Oil and
	Production	Gas Production	Natural Gas
	(COGP)	(USOGP)	Production	Midstream	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$604,301	$346,447	$950,748	$719,878	$1,670,626
Intangible assets	-	-	-	204,721	204,721
Goodwill	330,944	-	330,944	102,402	433,346
Capital Expenditures
Capital expenditures	12,692	11,880	24,572	12,788	37,360
Corporate acquisitions	-	-	-	2,300	2,300
Oil and gas property acquisitions, net	829	(2,008)	(1,179)	-	(1,179)
Goodwill additions	-	-	-	2,300	2,300
Working capital
Accounts receivable	52,792	25,008	77,800	156,653	234,453
Petroleum product inventory	-	-	-	112,061	112,061
Accounts payable and accrued liabilities	60,458	52,690	113,148	161,715	274,863
Long-term debt	$237,320	$175,792	$413,112	$465,850	$878,962

Provident Energy Trust 2007 Second Quarter Results
p 57

	Six months ended June 30, 2007
	Canada Oil and	United States Oil
	Natural Gas	and Natural Gas	Total Oil and
	Production	Production	Natural Gas
	(COGP)	(USOGP)	Production	Midstream (1)	Total
Revenue
Gross production revenue	$217,656	$96,003	$313,659	$-	$313,659
Royalties	(40,772)	(9,599)	(50,371)	-	(50,371)
Product sales and service revenue	-	-	-	863,471	863,471
Realized (loss) gain on financial derivative
instruments	(2,188)	4,130	1,942	(12,486)	(10,544)
	174,696	90,534	265,230	850,985	1,116,215
Expenses
Cost of goods sold	-	5,739	5,739	713,622	719,361
Production, operating and maintenance	51,365	32,077	83,442	7,419	90,861
Transportation	3,295	439	3,734	7,729	11,463
Foreign exchange gain and other	(297)	-	(297)	-	(297)
General and administrative	15,120	26,973	42,093	16,093	58,186
	69,483	65,228	134,711	744,863	879,574
Earnings before interest, taxes, depletion,
depreciation, accretion and other non-cash items	105,213	25,306	130,519	106,122	236,641
Other revenue
Unrealized gain (loss) on financial derivative
instruments	(2,696)	(21,193)	(23,889)	(183)	(24,072)

Other expenses
Depletion, depreciation and accretion	113,570	17,048	130,618	22,311	152,929
Interest on bank debt	4,386	2,098	6,484	13,158	19,642
Interest and accretion on convertible debentures	1,879	5,292	7,171	5,638	12,809
Amortization of deferred financing charges	-	-	-	-	-
Unrealized foreign exchange loss (gain) and other	(917)	-	(917)	1,855	938
Dilution gain	-	(98,592)	(98,592)	-	(98,592)
Non-cash unit based compensation	3,011	(2,201)	810	4,094	4,904
Internal management charge	(782)	782	-	-	-
Capital taxes	888	-	888	-	888
Current and withholding taxes	38	232	270	2,860	3,130
Future income tax (recovery) expense (2)	(65,475)	43,776	(21,699)	134,010	112,311
	56,598	(31,565)	25,033	183,926	208,959
Non-controlling interest - USOGP	-	(5,650)	(5,650)	-	(5,650)
Non-controlling interest - Exchangeables	-	-	-	-	-
Net (loss) income for the period	$45,919	$41,328	$87,247	$(77,987)	$9,260
(1)	Included in the Midstream segment is product sales and service revenue of $134.2 million associated with U.S. operations.
(2)	Future income tax (recovery) expense includes a charge of $104.7 million relating to the enactment of Bill C-52, Budget Implementation Act 2007 by the Canadian government (see note 9).

Provident Energy Trust 2007 Second Quarter Results
p 58

		As at and for the six months ended June 30, 2007
	Canada Oil and	United States
	Natural Gas	Oil and Natural	Total Oil and
	Production	Gas Production	Natural Gas
	(COGP)	(USOGP)	Production	Midstream	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$1,693,767	$603,462	$2,297,229	$729,260	$3,026,489
Intangible assets	-	3,477	3,477	182,464	185,941
Goodwill	417,614	-	417,614	100,409	518,023
Capital Expenditures
Capital Expenditures	60,004	33,327	93,331	6,109	99,440
Corporate acquisitions	467,850	-	467,850	-	467,850
Oil and gas property acquisitions, net	9,709	250,444	260,153	-	260,153
Goodwill additions	86,670	-	86,670	-	86,670
Working capital
Accounts receivable	76,197	32,245	108,442	181,319	289,761
Petroleum product inventory	-	8,158	8,158	109,996	118,154
Accounts payable and accrued liabilities	97,129	51,027	148,156	193,996	342,152
Long-term debt	$253,935	$150,053	$403,988	$750,264	$1,154,252

Provident Energy Trust 2007 Second Quarter Results
p 59

		Six months ended June 30, 2006
	Canada Oil and	United States Oil
	Natural Gas	and Natural Gas	Total Oil and
	Production	Production	Natural Gas
	(COGP)	(USOGP)	Production	Midstream(1)	Total
Revenue
Gross production revenue	$205,295	$88,186	$293,481	$-	$293,481
Royalties	(42,101)	(8,681)	(50,782)	-	(50,782)
Product sales and service revenue	-	-	-	851,970	851,970
Realized (loss) gain on financial derivative
instruments	(733)	(2,202)	(2,935)	(9,831)	(12,766)
	162,461	77,303	239,764	842,139	1,081,903
Expenses
Cost of goods sold	-	-	-	726,845	726,845
Production, operating and maintenance	46,459	23,703	70,162	17,881	88,043
Transportation	2,786	-	2,786	7,057	9,843
Foreign exchange gain and other	(310)	-	(310)	(256)	(566)
Cash general and administrative	11,165	13,950	25,115	11,361	36,476
	60,100	37,653	97,753	762,888	860,641
Earnings before interest, taxes, depletion,
depreciation, accretion and other non-cash items	102,361	39,650	142,011	79,251	221,262
Other revenue
Unrealized gain (loss) on financial derivative
instruments	2,921	(19,698)	(16,777)	(86,981)	(103,758)
Other expenses
Depletion, depreciation and accretion	69,089	15,309	84,398	21,615	106,013
Interest on bank debt	3,826	2,692	6,518	7,652	14,170
Interest and accretion on convertible debentures	3,280	2,308	5,588	6,559	12,147
Amortization of deferred financing charges	496	349	845	992	1,837
Unrealized foreign exchange loss (gain) and other	-	-	-	199	199
Dilution gain	-	-	-	-	-
Non-cash unit based compensation	1,930	3,899	5,829	1,518	7,347
Internal management charge	(511)	511	-	-	-
Capital taxes	603	-	603	-	603
Current and withholding taxes	-	5,159	5,159	565	5,724
Future income tax (recovery) expense	(42,890)	(2,241)	(45,131)	(29,844)	(74,975)
	35,823	27,986	63,809	9,256	73,065
Non-controlling interest - USOGP	-	(1,382)	(1,382)	-	(1,382)
Non-controlling interest - Exchangeables	378	(35)	343	(93)	250
Net (loss) income for the period	$69,081	$(6,617)	$62,464	$(16,893)	$45,571
(1) Included in the Midstream segment is product sales and service revenue of $180.4 million associated with U.S. operations.

Provident Energy Trust 2007 Second Quarter Results
p 60

		As at and for the six months ended June 30, 2006
	Canada Oil and	United States Oil
	Natural Gas	and Natural Gas	Total Oil and
	Production	Production	Natural Gas
	(COGP)	(USOGP)	Production	Midstream	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$604,301	$346,447	$950,748	$719,878	$1,670,626
Intangible assets	-	-	-	204,721	204,721
Goodwill	330,944	-	330,944	102,402	433,346
Capital Expenditures
Capital expenditures	37,317	26,541	63,858	27,410	91,268
Corporate acquisitions	-	-	-	2,300	2,300
Oil and gas property acquisitions, net	2,224	(2,008)	216	-	216
Goodwill additions	-	-	-	4,278	4,278
Working capital
Accounts receivable	52,792	25,008	77,800	156,653	234,453
Petroleum product inventory	-	-	-	112,061	112,061
Accounts payable and accrued liabilities	60,458	52,690	113,148	161,715	274,863
Long-term debt	$237,320	$175,792	$413,112	$465,850	$878,962

Provident Energy Trust 2007 Second Quarter Results

p 60